first pacific

INTERIM REPORT 2005

FIRST PACIFIC

CORPORATE PROFILE

First Pacific is a Hong Kong-based investment and management company with operations located in Southeast Asia. Its principal business interests relate to Telecommunications and Consumer Food Products.

Listed in Hong Kong, First Pacific's shares are also available in the United States through American Depositary Receipts.

First Pacific's principal investments are summarized on the inside back cover.

CONTENTS

Contribution from Operations


US$ millions
80
70
60
50
40
30
20
10
0
04
05

Recurring Profit


US$ millions
60
50
40
30
20
10
0
04
05

FINANCIAL SUMMARY

For the six months ended 30 June US$ millions	2005	2004 (Restated)[i]	change
Turnover	**942.5**	1,002.0	-5.9%
Contribution from operations	**72.6**	59.2	+22.6%
Recurring profit	**53.9**	49.7	+8.5%
Foreign exchange and derivative losses	**(7.7)**	(13.6)	-43.4%
Non-recurring items	**14.6**	15.4	-5.2%
Profit attributable to equity holders of the parent	**60.8**	51.5	+18.1%

US$ millions	At 30 June 2005	At 31 December 2004 (Restated)[i]	change
Net current assets	**340.6**	256.4	+32.8%
Total assets	**2,198.7**	2,168.7	+1.4%
Net debt	**743.9**	854.3	-12.9%
Equity attributable to equity holders of the parent	**317.3**	227.4	+39.5%
Total equity	**660.3**	591.1	+11.7%

PER SHARE DATA

For the six months ended 30 June U.S. cents	2005	2004 (Restated)[i]	change
Recurring profit	**1.69**	1.56	+8.3%
Basic earnings	**1.91**	1.62	+17.9%
Dividend	**0.13**	—	—

FINANCIAL RATIO

Times	At 30 June 2005	At 31 December 2004 (Restated)[i]	change
Gearing ratio[ii]			
— Consolidated	**1.13**	1.45	-22.1%
— Head Office	**0.13**	0.10	+30.0%

(i) Refer to Note 1 to the Condensed Interim Financial Statements.
(ii) Calculated as net debt divided by total equity.

FIRST PACIFIC

Goal: Improve share price performance
Achievement: Achieved and ongoing. Share price increased by over 30 per cent from HK$2.075 to HK$2.775 and reached a high of HK$2.90 in the first six months.

Goal: Continue to evaluate value-enhancing opportunities in the region that have potential to provide synergies with the existing operations principally in the telecommunications, consumer food products, property and infrastructure sectors
Achievement: Ongoing. Concluded an investment of US$15 million for a 25 per cent interest in Level Up — a publisher of massively multiplayer online games (MMOG). This is a high growth business which further capitalizes on the Group's knowledge and experience in telecommunications infrastructure and mass-market know-how. Other investment opportunities are currently being evaluated.

Goal: Raise funds and financing for expansion opportunities
Achievement: Achieved and ongoing. Successfully raised US$199 million in January by issuing a five-year Exchangeable Notes.

Goal: Continue to enhance recurrent profits and cash flow
Achievement: Ongoing. Recurrent profits improved by 8.5 per cent to US$53.9 million. Received US$24 million as dividends from PLDT. Strong dividend income in the second half of 2005 is expected in view of the collection of Indofood's final dividend for 2004 and potentially further dividend distribution from PLDT.

Goal: Pay dividends to shareholders in respect of the 2005 financial year, subject to continued strong performance by PLDT and Indofood
Achievement: Achieved. Declared interim dividend of HK1.00 cent per share payable in October 2005.

Goal: Continue to strengthen corporate governance practices
Achievement: First Pacific has adopted its own code on corporate governance practices and is in compliance with all of the code provisions and most of the recommended best practices as set out in Appendix 14 of the Listing Rules. The Audit Committee is actively working with the Group's operating units to enhance reporting and monitoring. Indofood has set up its own Audit Committee in January this year.

PLDT

Goal: Continue to reduce debts by US$500 million and increase dividends to common shareholders to a minimum of 15 per cent of 2005 earnings per share
Achievement: Substantially achieved and reset higher targets. Reduced debts by US$312 million during the first half of 2005 or 62 per cent of the original target for 2005, and further paid off US$110 million bonds on 1 August 2005. Raised debt reduction target for 2005 to US$600 million. Dividend payout target has similarly been raised to 30 per cent of 2005 core earnings per share and an initial dividend of Pesos 21 per share was paid to common shareholders in July.

Goal: Maintain market leadership by introducing more product innovations
Achievement: Achieved and ongoing. Reached over 20.8 million cellular and 2.1 million fixed line subscribers, representing respectively a 58 per cent and 66 per cent market share. Smart's network covering 98 per cent of the population facilitated the introduction of services such as faster and cheaper cash remittance through text for both overseas and domestic customers *(SMART Padala)*; Smart's 25^{8} Unlimited Call and Text promotion attracted 1.4 million subscribers as of 30 June 2005.

Goal: Commence the upgrade to an IP-based network and increase broadband capabilities
Achievement: Ongoing. PLDT Fixed Line has commenced the upgrade of existing facilities to a Next Generation Network and expects to increase DSL capacity by another 50,000 by year-end 2005. Smart launched Smart WiFi which is a broadband wireless offering in June 2005. As of June 2005, PLDT had close to 70,000 DSL subscribers, an increase of about 20,000 in the first six months of the year.

Goal: Develop bundled products and services across the Fixed Line, Wireless, and Information and Communications Technology business groups
Achievement: Achieved and ongoing. Ongoing initiatives such as the Pesos 10 per call NDD promo encourage an increase in fixed line utilization. Bundling of fixed line and cellular packages for corporate accounts has allowed Smart to increase its market share in the corporate market.

INDOFOOD

Goal: Continue to maintain market leadership position
Achievement: Ongoing. Indofood is repositioned as a total food solutions provider. The new business structure, together with management's efforts of conducting regular review of each business aspect in its vertically integrated supply chain, production and distribution networks, strengthens its market position in Indonesia's consumer food sector.

Goal: To enhance shareholders' value through separately listing the Bogasari flour division
Achievement: Under review, with concern to current unfavorable equity market conditions, the management will closely monitoring further market development for this plan.

Goal: Continue to focus on implementing Indofood's business strategy, cut costs, increase distribution efficiency, as well as streamline product lines and business processes
Achievement: Ongoing. Management remains focused on improving operational efficiency, introducing new products, rationalizing headcount and enhancing distribution networks in order to offer products with better value and expand market reach.

Goal: Manage foreign currency exposure by reducing foreign currency borrowings
Achievement: Ongoing. As at 30 June 2005, Indofood bought back US$119 million Eurobonds leaving an outstanding balance of US$161 million. Indofood plans to refinance its foreign currency borrowings in rupiah-denominated debts in order to eliminate foreign currency exposure.

Goal: Explore expansion opportunities in the Asian consumer food products industry and leverage potential synergies with Indofood
Achievement: Ongoing. Continue to evaluate expansion opportunities.

METRO PACIFIC

Goal: Continue to explore investment opportunities in property and infrastructure sectors
Achievement: Ongoing. Management is actively exploring specific investment opportunities to rebuild its investment portfolio. Progress has been made in identifying opportunities in the toll roads sector and others are presently being explored.

Goal: Complete debt reduction program and significantly reduce contingent liabilities
Achievement: Nearing completion. Debt has been reduced by approximately Pesos 500 million (US$9.1 million) to Pesos 742 million (US$13.5 million) of which Pesos 434 million is currently subject to closing documentation. The year-end target has been reset to less than Pesos 300 million (US$5.3 million) from the original Pesos 350 million (US$6.2 million).

Goal: Position Landco for new growth by participating in provincial shopping centers and hotel management businesses
Achievement: Ongoing. Targeted to complete the expansion of the Pacific Mall Legaspi to over 40,000 square meters and to launch the development of a new mall in Naga before year-end. New mixed-use land projects include various tourism components.

Goal: Implement the rehabilitation plan for Nenaco
Achievement: Ongoing. The rehabilitation plan has been fully implemented and the company is benefiting from the revised lower interest rates and extended loan maturity and repayment terms. Loss during the period significantly reduced to Pesos 5.0 million (US$0.1 million) from a restated loss of Pesos 903.5 million (US$16.1 million) for the comparable period in 2004.

Contribution by Country


US$ millions
70
60
50
40
30
20
10
0
Philippines
Indonesia
Others
2004
2005

CONTRIBUTION SUMMARY

For the six months ended 30 June US$ millions	Turnover 2005	 2004	Contribution to Group profit[(i)] 2005	 2004 (Restated)[(ii)]
PLDT[(iii)]	—	—	**58.8**	50.9
Indofood	**911.6**	973.4	**15.5**	12.7
Metro Pacific	**30.9**	28.6	**(1.1)**	(6.3)
Level Up[(iii)]	—	—	**(0.6)**	—
From continuing businesses	**942.5**	1,002.0	**72.6**	57.3
From a discontinued operation[(iv)]	—	—	—	1.9
FROM OPERATIONS	**942.5**	1,002.0	**72.6**	59.2
Head Office items:				
— Corporate overhead			**(5.3)**	(4.2)
— Net interest expense			**(10.0)**	(6.5)
— Other (expenses)/income			**(3.4)**	1.2
RECURRING PROFIT			**53.9**	49.7
Foreign exchange and derivative losses			**(7.7)**	(13.6)
Non-recurring items[(v)]			**14.6**	15.4
PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT			**60.8**	51.5

(i) After taxation and minority interest, where appropriate.

(ii) The Group has restated its 1H04 profit attributable to equity holders of the parent from US$54.7 million to US$51.5 million following the adoption of Hong Kong Financial Reporting Standards (HKFRSs) issued by the Hong Kong Institute of Certified Public Accountants (HKICPA) which became effective on 1 January 2005. Details of the restatements are set out in Note 1 to the Condensed Interim Financial Statements.

(iii) Associated companies.

(iv) Represents Escotel.

(v) 1H05's non-recurring gains of US$14.6 million mainly comprise goodwill compensation received by Indofood in connection to the establishment of a joint venture entity of US$5.0 million, gain on dilution of the Group's interest in PLDT of US$3.0 million, Metro Pacific's agreed one-time adjustments made to amounts owed to Pacific Plaza Towers contractor and others. 1H04's non-recurring gains include gain on disposal of 49 per cent interest in Escotel of US$17.1 million.

During the period, the Group's turnover decreased by 5.9 per cent to US$942.5 million (1H04: US$1,002.0 million), principally reflecting the effect of rupiah depreciation. First Pacific's continuing business interests improved their performance in 1H05, recording profit contributions totaling US$72.6 million (1H04: US$57.3 million), an increase of 26.7 per cent. Recurring profit improved to US$53.9 million, from US$49.7 million in 1H04, and the Group recorded foreign exchange and derivative losses of US$7.7 million (1H04: US$13.6 million) principally due to

a US$10.4 million loss on revaluation of option element of Head Office's Exchangeable Notes and foreign exchange translation differences on its unhedged foreign currency denominated borrowings, and US$14.6 million (1H04: US$15.4 million) of net non-recurring gains. First Pacific recorded net profit for 1H05 of US$60.8 million, a 18.1 per cent improvement over 1H04's net profit of US$51.5 million.

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to provide the Group's results in U.S. dollar. The changes of these currencies against the U.S. dollar is summarized below.

Closing:	**At 30 June 2005**	At 31 December 2004	Six months change	At 30 June 2004	One year change
Peso	**56.11**	56.13	—	56.19	+0.1%
Rupiah	**9,713**	9,290	-4.4%	9,415	-3.1%

Average:	**Six months ended 30 June 2005**	12 months ended 31 December 2004	Six months change	Six months ended 30 June 2004	One year change
Peso	**54.91**	56.12	+2.2%	56.07	+2.1%
Rupiah	**9,443**	8,978	-4.9%	8,794	-6.9%

In 1H05, the Group recorded net foreign exchange and derivative losses of US$7.7 million principally due to a US$10.4 million loss on revaluation of option element of Head Office's Exchangeable Notes and foreign exchange translation differences on its unhedged foreign currency denominated borrowings. The foreign exchange and derivative losses may be further analyzed as follows:

For the six months ended 30 June **US$ millions**	**2005**	2004
Head Office	**(10.4)**	—
Indofood	**(5.0)**	(11.4)
PLDT	**7.7**	(2.0)
Others	—	(0.2)
TOTAL	**(7.7)**	(13.6)

PLDT

Philippine Long Distance Telephone Company (PLDT)'s operations are principally denominated in peso, which averaged Pesos 54.91 (1H04: 56.07) to the U.S. dollar. Its financial results are prepared under Philippine Generally Accepted Accounting Principles (GAAP) and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollar. Despite both of the Philippine GAAP and Hong Kong GAAP being largely based on International Financial Reporting Standards with effect from 1 January 2005, certain adjustments still need to be made to PLDT's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

For the six months ended 30 June **Peso millions**	**2005**	2004 (Restated)[i]
Net income under Philippine GAAP	**16,785**	12,423
Preference dividends[ii]	**(700)**	(708)
Net income attributable to common shareholders	**16,085**	11,715
Differing accounting treatments[iii]		
— Reclassification of non-recurring items	**—**	127
— Reversal of discount accretion under HKAS 39	**—**	203
— Others	**(1,122)**	(918)
Intragroup items[iv]	**150**	150
Adjusted net income under Hong Kong GAAP	**15,113**	11,277
Foreign exchange and derivative (gains)/losses[v]	**(1,743)**	458
PLDT's net income as reported by First Pacific	**13,370**	11,735

US$ millions		
Net income at prevailing average rates for 1H05: Pesos 54.91 and 1H04: Pesos 56.07	**243.5**	209.3
Contribution to First Pacific Group profit, at an average shareholding of 1H05: 24.2% and 1H04: 24.3%	**58.8**	50.9

(i) PLDT has restated its net income for 1H04 from Pesos 12,008 million to Pesos 12,423 million after adjusting for the effects of full adoption of a number of new and revised Philippine Financial Reporting Standards.

(ii) First Pacific presents net income after deduction of preference dividends.

(iii) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP. The principal adjustments include:
- *Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. In 1H04, manpower rightsizing costs of Pesos 0.1 billion were excluded and presented separately as non-recurring items.*
- *Reversal of discount accretion under HKAS 39: Under the transitional provisions, the cumulative financial impacts of adopting HKAS 39 as of 1 January 2005 have been taken up as an adjustment to opening accumulated losses.*
- *Others principally represents the accrual of withholding tax on net income attributable to common shareholders at PLDT company level under HKAS 12.*

(iv) These are standard consolidation adjustments to ensure that transactions between Group companies are eliminated to present the Group as a single economic entity.

(v) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains/losses (net of related tax) are excluded and presented separately.

PLDT contributed a profit of US$58.8 million (1H04 restated: US$50.9 million) to the Group. In local currency terms, its consolidated core net income before foreign exchange and derivative gains increased 8.7 per cent to Pesos 15.0 billion (US$273.2 million) (1H04: Pesos 13.8 billion; US$246.1 million). Consolidated service revenues grew 2.9 per cent to Pesos 59.5 billion (US$1,083.7 million) (1H04: Pesos 57.8 billion; US$1,030.8 million) while consolidated earnings before interest, tax, depreciation and amortization (EBITDA) slightly improved to Pesos 37.5 billion (US$683.0 million) (1H04: Pesos 37.0 billion; US$659.8 million).

PLDT's consolidated free cash flow increased by 52.2 per cent to Pesos 27.4 billion (US$499.0 million) (1H04: Pesos 18.0 billion; US$321.0 million) which resulted primarily from a 39.7 per cent reduction in capital spending to Pesos 7.0 billion (US$127.5 million) (1H04: Pesos 11.6 billion; US$206.9 million). The significant increase in free cash flow accelerated PLDT's debt reduction activities. PLDT Group reduced debts by US$312 million during the period and further paid off US$110 million bonds on 1 August 2005. PLDT has raised its debt reduction target for 2005 to US$600 million from US$500 million.

Cellular: Smart's core earnings recorded a quarterly record high of Pesos 6.7 billion (US$122.0 million) which outperformed last year's second quarter's Pesos 6.6 billion (US$117.7 million) when the presidential election was held. Together, Smart and Piltel's *Talk 'N Text* GSM subscriber base grew by 1.6 million in the first six months of 2005 to 20.8 million (1H04: 16.0 million). This represents approximately 58 per cent of the cellular market in the Philippines. Revenues contributed from Smart's and Piltel's sustained growth in the first six months of 2005 increased to Pesos 35.4 billion (US$644.7 million) (1H04: Pesos 33.0 billion; US$588.5 million). EBITDA slightly increased to Pesos 22.8 billion (US$415.3 million) (1H04: Pesos 22.5 billion; US$401.3 million) due to higher revenues and lower subsidies on handsets. Net income before foreign exchange and derivative gains improved to Pesos 12.5 billion (US$227.7 million) (1H04: Pesos 11.7 billion; US$208.7 million) and free cash flow reached Pesos 19.9 billion (US$362.4 million) (1H04: Pesos 10.2 billion; US$181.9 million) resulting mainly from a decline of capital expenditure. Smart paid Pesos 14.0 billion (US$255.0 million) as dividend to PLDT in the first half of 2005.

Smart's underlying profitability is expected to be unaffected by the anticipated increase in churn rates in the second half of the year brought about by the termination of SIM-swapping activities effected in May.

Fixed Line: Fixed line subscribers and revenues remained stable at 2.1 million and Pesos 24.2 billion (US$440.8 million) (1H04: Pesos 24.1 billion; US$429.8 million), respectively. Fixed line EBITDA remained flat at Pesos 13.6 billion (US$247.7 million) (1H04: Pesos 13.6 billion; US$242.5 million) and free cash flow increased to Pesos 21.1 billion (US$384.3 million) (1H04: Pesos 18.8 billion; US$335.3 million) resulting from higher cash dividends from Smart. During the period, the debt level reduced by US$251 million.

PLDT fixed line is simplifying its network architecture through an upgrade of existing facilities to a Next Generation Network. This is expected to enlarge the revenue base by broadening product portfolio, and increase network flexibility and efficiency.

Information and Communications Technology: ePLDT net income increased by 66.0 per cent to Pesos 83 million (US$1.5 million) (1H04: Pesos 50 million; US$0.9 million) contributed from the significant revenue improvements of its call center, Netopia™, Vitro™ Data Center and other internet-related businesses. Consolidated call center revenues grew by 51.7 per cent to Pesos 836 million (US$15.2 million) (1H04: Pesos 551 million; US$9.8 million) resulting from an increase in capacity utilization.

By the end of the year, ePLDT plans to increase its combined call center seats to 4,800 from the current 3,179. The internet cafe chain network increased to 163 stores with over 7,500 PC terminals as of 30 June 2005.

INDOFOOD

PT Indofood Sukses Makmur Tbk (Indofood)'s operations are principally denominated in rupiah, which averaged Rupiah 9,443 (1H04: 8,794) to the U.S. dollar. Its financial results are prepared under Indonesian GAAP and reported in rupiah. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollar. Accordingly, certain adjustments need to be made to Indofood's reported rupiah results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows.

For the six months ended 30 June **Rupiah billions**	**2005**	2004 (Restated)
Net income under Indonesian GAAP	**14**	121
Differing accounting treatments[i]		
— Reclassification of non-recurring items	**(47)**	—
— Gain/(loss) on revaluation of plantations	**45**	(69)
— Foreign exchange accounting	**27**	27
— Others	**(67)**	(56)
Adjusted net (loss)/income under Hong Kong GAAP	**(28)**	23
Foreign exchange and derivative losses[ii]	**312**	194
Indofood's net income as reported by First Pacific	**284**	217

US$ millions		
Net income at prevailing average rates for 1H05: Rupiah 9,443 and 1H04: Rupiah 8,794	**30.1**	24.7
Contribution to First Pacific Group profit, at an average shareholding of 1H05: 51.5% and 1H04: 51.5%	**15.5**	12.7

(i) Differences in accounting treatment under Indonesian GAAP, compared with Hong Kong GAAP. The principal adjustments include:

- *Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. Adjustment for 1H05 of Rupiah 47 billion gains (1H04: Nil) represents Rupiah 91 billion goodwill compensation received in connection to the establishment of a joint venture entity, partly offset by Rupiah 44 billion of manpower rightsizing costs.*
- *Gain/(loss) on revaluation of plantations: Under Indonesian GAAP, Indofood measures its plantations (biological assets) on historical cost basis. HKAS 41 requires the measurement of plantations at fair value less estimated point-of-sale costs. The adjustment relates to the change in fair value of plantations during the period.*
- *Foreign exchange accounting: The adjustment relates to the reversal of the amortization of foreign exchange losses that were previously capitalized by Indofood on certain fixed assets under construction, as the originating capitalized foreign exchange losses has already been written off by First Pacific.*

(ii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative losses (net of related tax) are excluded and presented separately.

Indofood contributed a profit of US$15.5 million (1H04 restated: US$12.7 million) to the Group.

In rupiah terms, consolidated sales of its three principal operations — Noodles, Flour and Edible Oils and Fats — accounted for 84.1 per cent of sales of Rupiah 8,608.7 billion (US$911.6 million) (1H04: Rupiah 8,560.0 billion; US$973.4 million) in the first half of 2005. The increase in sales of Flour was offset by the decreased sales in the Edible Oils and Fats — Trading and Plantation divisions. Gross margin decreased to 24.9 per cent (1H04 restated: 26.2 per cent) reflecting higher raw materials costs resulted from a 4.4 per cent depreciation in the rupiah and lower average selling prices for products of the Noodles and Plantation divisions during the period. Net profit decreased to Rupiah 14.5 billion (US$1.5 million) (1H04 restated: Rupiah 120.8 billion; US$13.7 million) resulting principally from a one-off non-cash charge of Rupiah 287.4 billion (US$30.4 million) for unwinding of the Principal Only Swap (POS) contracts, costs of Rupiah 39.2 billion (US$4.2 million) in relation to the early redemption of Euro bonds and Rupiah 63.2 billion (US$6.7 million) for retirement and severance allowances. Net interest costs were Rupiah 427.3 billion (US$45.3 million) (1H04: Rupiah 372.7 billion; US$42.4 million).

Noodles: In rupiah terms, sales were stable at Rupiah 2,901.7 billion (US$307.3 million) (1H04: Rupiah 2,930.3 billion; US$333.2 million) though the "buy 5 get 1 free" special offer for certain Indomie flavor reduced the average selling price by 2.4 per cent to Rupiah 551 (U.S. 5.8 cents) (1H04: Rupiah 564; U.S. 6.4 cents) per pack. Sales volumes reached 4.4 billion packs (1H04: 4.8 billion packs). Operating expenses decreased by 8.3 per cent to Rupiah 466.3 billion (US$49.0 million) (1H04 restated: Rupiah 508.4 billion; US$58.1 million) resulting mainly from reduction in advertising and promotion expenses.

Flour: In rupiah terms, sales improved by 8.7 per cent to Rupiah 3,616.8 billion (US$383.0 million) (1H04: Rupiah 3,328.0 billion; US$378.4 million) reflecting a 13.0 per cent increase in average selling price to Rupiah 2,937 (U.S. 31.1 cents) per kilogram (1H04: Rupiah 2,596 (U.S. 29.5 cents) per kilogram). Sales volumes decreased by 4.6 per cent to 1,111 thousand tons (1H04: 1,164 thousand tons). Operating expenses increased by 18.0 per cent to Rupiah 287.6 billion (US$30.6 million) (1H04 restated: Rupiah 243.8 billion; US$27.6 million) reflecting higher advertising and promotion expenses incurred to compete with imported flour.

Edible Oils and Fats: In rupiah terms, sales decreased by 20.4 per cent to Rupiah 2,057.7 billion (US$217.9 million) (1H04: Rupiah 2,586.5 billion; US$294.1 million) reflecting a decrease in sales volumes in the Trading and Plantation divisions and average selling price in the Plantation division. Gross profit decreased by 18.9 per cent to Rupiah 492.2 billion (US$52.2 million) (1H04 restated: Rupiah 606.8 billion; US$68.8 million) principally resulting from lower average selling prices and reduced sales volume for the Plantation division. Others divisions include Food Seasonings, Snack Foods, Nutrition and Special Foods, and Distribution. In rupiah terms, combined sales improved by 16.4 per cent to Rupiah 1,421.3 billion (US$150.5 million) (1H04: Rupiah 1,221.2 billion: US$138.9 million) contributed from higher sales value recorded at the Nutrition and Special Foods, and Distribution divisions. Combined gross margin reduced to 25.2 per cent (1H04 restated: 28.9 per cent).

As of 30 June 2005, Indofood had bought back US$119 million of its US$280 million Eurobonds due in 2007. Effective from 1 January 2005, the Governments of Mauritius and Indonesia cancelled a tax treaty which doubles the tax payment of the bond to 20 per cent from 10 per cent. Indofood was seeking UK High Court's ruling regarding its legal rights to redeem the bonds at par value on the basis of revocation of the double taxation. On 2 August 2005, UK High Court decided to disallow Indofood from exercising its legal rights to redeem the bonds at par and will give its reasons in September 2005. Regarding this decision, Indofood will consider all of the options, including the possibility of an appeal after receiving the reasons for the ruling in September 2005.

Indofood declared a final dividend of Rupiah 17.5 (U.S. 0.2 cent) per share in respect of the 2004 financial year to be paid in September 2005, which represents a payout ratio of 40 per cent.

METRO PACIFIC

Metro Pacific Corporation (Metro Pacific)'s operations are principally denominated in peso, which averaged Pesos 54.91 (1H04: 56.07) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollar. Despite both of the Philippine GAAP and Hong Kong GAAP being largely based on International Financial Reporting Standards with effect from 1 January 2005, certain adjustments still need to be made to Metro Pacific's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

For the six months ended 30 June **Peso millions**	**2005**	2004 (Restated)
Net income/(loss) under Philippine GAAP	**91**	(9)
Differing accounting treatments[(i)]		
— Reclassification/reversal of non-recurring items	**(175)**	(494)
— Others	**(1)**	55
Intragroup items[(ii)]	**5**	4
Adjusted net loss under Hong Kong GAAP	**(80)**	(444)
Foreign exchange and derivative (gains)/losses[(iii)]	**(1)**	9
Metro Pacific's net loss as reported by First Pacific	**(81)**	(435)
US$ millions		
Net loss at prevailing average rates for 1H05: Pesos 54.91 and 1H04: Pesos 56.07	**(1.5)**	(7.8)
Contribution to First Pacific Group profit, at an average shareholding of 1H05: 75.5% and 1H04: 80.6%	**(1.1)**	(6.3)

(i) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP. The principal adjustment include:

— Reclassification/reversal of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. Adjustment for 1H05 of Pesos 0.2 billion gains principally relate to an agreed one-time adjustment made to amounts owed to Pacific Plaza Towers contractor. Adjustment for 1H04 of Pesos 0.5 billion principally relate to the reclassification/reversal of provisions for various assets of the shipping subsidiary and gains realized from various debt reduction and restructuring exercises.

(ii) These are standard consolidation adjustments to ensure that transactions between Group companies are eliminated to present the Group as a single economic entity.

(iii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains/losses (net of related tax) are excluded and presented separately.

Metro Pacific contributed a loss of US$1.1 million (1H04: US$6.3 million) to the Group. Revenues improved by six per cent to Pesos 1.7 billion (US$31.0 million) (1H04: Pesos 1.6 billion; US$28.5 million) and operating expenses reduced by 29.2 per cent to Pesos 223.5 million (US$4.1 million) (1H04: Pesos 315.9 million; US$5.6 million) resulting from strict cost management.

Metro Pacific successfully reduced debt by approximately Pesos 500 million (US$9.1 million) (1H04: Pesos 500 million; US$8.9 million) through asset-for-debt swaps during the period. As a result, financing charges significantly reduced by 65 per cent to Pesos 108.7 million (US$2.0 million) (1H04: Pesos 312.2 million; US$5.6 million). By 2005 year-end, parent company level's debt is expected to reduce to below Pesos 300 million (US$5.3 million) upon the completion of closing documentation in respect of a further Pesos 434 million (US$7.7 million) of debt.

Landco's net profit increased to Pesos 51.1 million (US$0.9 million) (1H04 restated: Pesos 32.4 million; US$0.6 million) resulting from the strong performance of Ponderosa Leisure Farms. Ponderosa, Terrazas de Punta Fuego, Pacific Mall Legaspi are all undergoing different levels of expansion. Landco plans to launch the development of a new mall in Naga by year-end.

Pacific Plaza Towers recorded a net profit of Pesos 171.5 million (US$3.1 million) (1H04: loss of Pesos 16.4 million; US$0.3 million) principally contributed from a one-off gain in relation to one-time adjustments to fees owed to a Pacific Plaza Towers contractor.

Nenaco's loss substantially reduced to Pesos 5.0 million (US$0.9 million) (1H04 restated: Pesos 903.5 million; US$16.1 million), reflecting a 16 per cent increase in passenger and cargo volumes, the consolidation of its profitable hotel and restaurant subsidiary company and a decrease in general and administrative expenses. Management is now focused on rebuilding its strength in certain key Western Visayan routes and further improving operational performance.

LEVEL UP

First Pacific invested US$15 million for a 25 per cent interest in Level Up! International Holdings Pte. Ltd. (Level Up) in March 2005. First Pacific recorded a loss of US$0.6 million for its share of Level Up's loss in the second quarter of 2005.

Level Up recorded a total subscriber base of approximately 250,000 with an operating loss in the first half of 2005, primarily due to the start up losses in its Brazilian operation and the pre-launch marketing expenses and overheads in India.

In the Philippines, commercial operations began in January 2003. Level Up has grown rapidly since then with its flagship MMOG Ragnarok, licensed from Gravity Corp. of Korea. At the end of the second quarter, beta (free) testing of ROSE, a 3-D MMOG also from Gravity, was started, and commercial launch is expected shortly. A casual multiplayer online game and another 3-D MMOG will be launched later in the year.

In Brazil, commercial operations of Ragnarok were started in late February 2005, and encouraging growth has been experienced since then, after the normal dip in player numbers from the free open beta phase. Subscriber numbers are now significantly higher than during the free open beta phase.

In India, the business is in the market development stage.

Net Debt and Gearing


Net debt
US$ billions
Gearing
(times)
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
1.8
1.7
1.6
1.5
1.4
1.3
1.2
1.1
1.0
Net debt
31 December 2004
30 June 2005
Gearing (times)

LIQUIDITY AND FINANCIAL RESOURCES

Net debt and gearing

An analysis of net debt and gearing for consolidated and associated companies follows.

Consolidated

	At 30 June 2005			At 31 December 2004 (Restated)		
US$ millions	**Net debt[i]**	**Total equity**	**Gearing (times)**	Net debt[i]	Total equity	Gearing (times)
Head Office	**141.1**	**1,065.0**	**0.13x**	103.3	1,066.7	0.10x
Indofood	**563.5**	**551.9**	**1.02x**	705.3	589.4	1.20x
Metro Pacific	**39.3**	**6.1**	**6.44x**	45.7	(13.8)	—
Group adjustments[ii]	**—**	**(962.7)**	**—**	—	(1,051.2)	—
CONSOLIDATED	**743.9**	**660.3**	**1.13x**	854.3	591.1	1.45x

Associated

	At 30 June 2005			At 31 December 2004		
US$ millions	**Net debt**	**Total equity**	**Gearing (times)**	Net debt	Total equity	Gearing (times)
PLDT	**1,710.5**	**1,056.9**	**1.62x**	2,169.4	864.3	2.51x

(i) Includes restricted cash.

(ii) Group adjustments mainly represents elimination of goodwill arising from acquisitions prior to 1 January 2001 against the Group's accumulated losses and other standard consolidation adjustments to present the Group as a single economic entity.

- Head Office's gearing increased principally because of payments for increased 0.6 per cent interest in PLDT (US$28.2 million) and acquisition of a 25.0 per cent interest in Level Up (US$15.0 million).
- Indofood's gearing declined mainly because of debt repayments.
- Metro Pacific's net debt reduced mainly because of debt reduction efforts.
- PLDT's gearing declined as strong free cash flows were used to reduce debts and profits enhanced total equity.

Maturity Profile of Consolidated Debt 30 June 2005


2%
24%
12%
62%

	US$ millions
Within one year	243.6
One to two years	123.1
Two to five years	624.3
Over five years	15.3
Total	**1,006.3**

Maturity Profile of Consolidated Debt 31 December 2004


2%
28%
17%
53%

	US$ millions
Within one year	288.9
One to two years	182.8
Two to five years	561.3
Over five years	17.1
Total	**1,050.1**

Maturity profile

The maturity profile of debt of consolidated and associated companies follows.

Consolidated

US$ millions	At 30 June 2005	At 31 December 2004
Within one year	**243.6**	288.9
One to two years	**123.1**	182.8
Two to five years	**624.3**	561.3
Over five years	**15.3**	17.1
TOTAL	**1,006.3**	1,050.1

The Group's debt maturity profile at 30 June 2005 was lengthened as compared to that at 31 December 2004 mainly because of Head Office's issuance of US$199.0 million Exchangeable Notes due in 2010, coupled with the settlements of debts with different maturities (which includes Head Office's US$32.0 million bank loan due in 2006 and US$119.3 million of Indofood's Eurobonds due in 2007 and various short-term borrowings of Indofood).

Associated

	PLDT	
US$ millions	At 30 June 2005	At 31 December 2004
Within one year	**518.5**	500.4
One to two years	**495.8**	460.7
Two to five years	**565.6**	894.0
Over five years	**942.3**	987.0
TOTAL	**2,522.2**	2,842.1

PLDT's debt maturity profile were stated at nominal values.

Charges on group assets

At 30 June 2005, certain bank and other borrowings were secured by the Group's property and equipment, accounts receivable and inventories with a net book value of US$54.9 million (31 December 2004: US$44.8 million). Apart from these, the Head Office's US$113.0 million bonds were principally secured by the Group's 51.5 per cent interest in Indofood.

FINANCIAL RISK MANAGEMENT

Foreign currency risk

(A) Company risk

As the Head Office debt is currently denominated in U.S. dollars, foreign currency risk relates mainly to the receipt of cash dividends and to the translation of non-U.S. dollar denominated investments in subsidiary and associated companies.

The Company actively reviews the potential benefits of hedging based on forecast dividend flows. However, the Company does not actively seek to hedge risks arising on the translation of foreign currency denominated investments due to the non-cash nature of such investments and the high costs associated with such hedging. Accordingly, First Pacific is exposed to the impact of foreign currency fluctuations on the translated U.S. dollar value of its foreign currency denominated investments.

With the exception of the Head Office, the principal components of the Group's net asset value (NAV) relate to investments denominated in the peso and rupiah. Accordingly, any change in these currencies, against their respective 30 June 2005 exchange rates, would have an effect on the Group's NAV in U.S. dollar terms.

The following table illustrates the estimated effect on the Group's adjusted NAV for a one per cent change of the peso and rupiah against the U.S. dollar.

Company	**Effect on adjusted NAV(i) US$ millions**	**Effect on adjusted NAV per share HK cents**
PLDT	12.2	2.98
Indofood	5.0	1.22
TOTAL(ii)	**17.2**	**4.20**

(i) Based on quoted share prices as at 30 June 2005 applied to the Group's economic interest.
(ii) The NAV of the Group's investment in Level Up is based on its historic U.S. dollar cost and, accordingly, any depreciation of the peso, rupee and reais would not affect the Group's adjusted NAV.

(B) Group risk

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to give the Group's results in U.S. dollars.

Analysis of Total Borrowings by Currency


4%
49%
47%
US$ millions
Rupiah 491.9
US$ 472.3
Peso 42.1
Total 1,006.3

Peso and Rupiah Closing Rates against the U.S. Dollar


Peso
Rupiah
53
54
55
56
57
8,900
9,100
9,300
9,500
9,700
9,900
10,100
10,300
10,500
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
Aug 05
Peso
Rupiah

Net debt by currency

It is often necessary for operating entities to borrow in U.S. dollars, which results in the risk of a translation impact on local currency results. A summary of consolidated and associated companies' net debt by currency follows.

Consolidated

US$ millions	US$	Peso	Rupiah	Others(i)	Total
Total borrowings	472.3	42.1	491.9	—	**1,006.3**
Cash and cash equivalents(ii)	(181.7)	(5.2)	(75.2)	(0.3)	**(262.4)**
NET DEBT	290.6	36.9	416.7	(0.3)	**743.9**
REPRESENTING:					
Head Office	141.6	(0.2)	—	(0.3)	**141.1**
Indofood	146.8	—	416.7	—	**563.5**
Metro Pacific	2.2	37.1	—	—	**39.3**
NET DEBT	290.6	36.9	416.7	(0.3)	**743.9**

Associated

US$ millions	US$	Peso	Yen	Total
PLDT	1,897.0	(277.4)	90.9	**1,710.5**

(i) Principally HK dollars for Head Office.
(ii) Includes restricted cash.

As a result of unhedged U.S. dollar net debt, the Group's results are sensitive to fluctuations in U.S. dollar exchange rates. The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in the principal operating currencies of subsidiary and associated companies. This does not reflect the indirect effect of fluctuating exchange rates on input costs at the operating company level.

US$ millions	Total US$ exposure	Hedged amount	Unhedged amount	Profit effect of 1% currency change	Group profit effect(i)
PLDT	1,897.0	901.8	995.2	10.0	1.7
Indofood	146.8	—	146.8	1.5	0.5
Metro Pacific	2.2	—	2.2	—	—
Head Office(ii)	141.6	—	141.6	—	—
TOTAL	**2,187.6**	**901.8**	**1,285.8**	**11.5**	**2.2**

(i) Net of tax effect.
(ii) As the Group reports its results in U.S. dollars, unhedged U.S. dollar debt at the Head Office does not give rise to any significant exchange exposure.

Interest Rate Profile


17%
83%

	US$ millions
O Fixed	837.4
O Variable	168.9
Total	**1,006.3**

Interest rate risk

The Company and its operating entities are exposed to changes in interest rates to the extent that they impact the cost of variable interest rate borrowings. An analysis of this for consolidated and associated companies follows.

Consolidated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents[i]	Net debt
Head Office	297.5	—	(156.4)	**141.1**
Indofood	516.9	147.6	(101.0)	**563.5**
Metro Pacific	23.0	21.3	(5.0)	**39.3**
TOTAL	**837.4**	**168.9**	**(262.4)**	**743.9**

Associated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents	Net debt
PLDT	1,676.0	669.5	(635.0)	**1,710.5**

(i) Includes restricted cash.

The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in average annual interest rates.

US$ millions	Variable interest rate borrowings	Profit effect of 1% change in interest rates	Group profit effect[i]
Indofood	147.6	1.5	0.5
Metro Pacific	21.3	0.2	0.1
PLDT	669.5	6.7	1.1
TOTAL	**838.4**	**8.4**	**1.7**

(i) Net of tax effect.

Stock Market Indices


PCI
JCI
2,100
2,050
2,000
1,950
1,900
1,850
1,800
1,200
1,150
1,100
1,050
1,000
950
Dec 04
Mar 05
Jun 05
Aug 05
Philippines Composite Index (PCI)
Jakarta Composite Index (JCI)

Equity market risk

As the majority of the Company's investments are listed, the Company is exposed to fluctuations in the equity market values of such investments. In addition, the value of the Company's investments may be impacted by sentiment towards specific countries.

First Pacific's listed investments are located in the Philippines and Indonesia. Accordingly, in addition to operating factors within the Company's control, the Company also has an equity market risk in respect of general investor sentiment towards these countries. Changes in the stock market indices of the Philippines and Indonesia is summarized as follows.

	Philippine Composite Index	Jakarta Composite Index
At 31 December 2004	1,822.8	1,000.2
At 30 June 2005	**1,924.2**	**1,122.4**
Increase during first half of 2005	5.6%	12.2%
At 31 August 2005	1,936.9	1,050.1
Increase/(decline) from 30 June 2005 to 31 August 2005	0.7%	(6.4)%

Share Price vs Adjusted NAV Per Share


HK$
5
4
3
2
1
0
3.83
2.78
2.64
1.69
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Adjusted NAV per share
Share Price

Adjusted NAV by Country 30 June 2005


1%
29%
70%

	US$ millions
Philippines	1,218.2
Indonesia	497.9
Others	15.0
Total	**1,731.1**

ADJUSTED NAV PER SHARE

There follows a calculation of the Group's underlying worth.

US$ millions	Basis	At 30 June 2005	At 31 December 2004
PLDT	(i)	**1,218.2**	999.0
Indofood	(i)	**497.9**	378.6
Level Up	(ii)	**15.0**	—
Head Office — Net debt		**(141.1)**	(103.3)
— Derivative liability	(iii)	**(24.3)**	—
TOTAL VALUATION	(iv)	**1,565.7**	1,274.3
NUMBER OF ORDINARY SHARES IN ISSUE (millions)		**3,186.0**	3,186.0
Value per share			
— U.S. dollar		**0.49**	0.40
— HK dollars		**3.83**	3.12
Company's closing share price (HK$)		**2.78**	2.08
Share price discount to HK$ value per share (%)		**27.4**	33.3

(i) Based on quoted share prices as at 30 June 2005 and 31 December 2004 applied to the Group's economic interest.

(ii) Based on investment cost.

(iii) Represents the fair value of option element embedded within the Exchangeable Notes as at 30 June 2005.

(iv) No value has been attributed to the Group's investment in Metro Pacific or Mobile-8.

EMPLOYEE INFORMATION

The following information relates to the Head Office and its subsidiary companies.

For the six months ended 30 June US$ millions	2005	2004
EMPLOYEE REMUNERATION (INCLUDING DIRECTORS' REMUNERATION)		
Basic salaries	**56.6**	65.3
Bonuses	**5.5**	7.1
Benefits in kind	**15.6**	13.1
Pension contribution	**3.2**	1.8
Retirement and severance allowances	**6.7**	—
TOTAL	**87.6**	87.3

	2005	2004
NUMBER OF EMPLOYEES		
— At 30 June	**47,438**	49,575
— Average for the period	**48,292**	48,307

For details regarding the Group's remuneration policies for Directors and senior executives, please refer to page 41 of First Pacific's 2004 Annual Report.

CONDENSED CONSOLIDATED PROFIT AND LOSS STATEMENT

For the six months ended 30 June US$ millions	Notes	(Unaudited) 2005	2004 (Restated)[(i)]
TURNOVER	2	**942.5**	1,002.0
Cost of sales		**(702.7)**	(756.7)
GROSS PROFIT		**239.8**	245.3
Distribution costs		**(81.7)**	(90.2)
Administrative expenses		**(57.3)**	(64.4)
Other operating expenses, net		**(6.3)**	(35.4)
Net borrowing costs	3	**(59.2)**	(55.4)
Share of profits less losses of associated companies		**71.1**	49.9
PROFIT BEFORE TAXATION	4	**106.4**	49.8
Taxation	5	**(20.4)**	(10.6)
PROFIT FROM CONTINUING OPERATIONS		**86.0**	39.2
Profit from a discontinued operation	6	**—**	18.8
PROFIT FOR THE PERIOD		**86.0**	58.0
ATTRIBUTABLE TO:			
Equity holders of the parent	7	**60.8**	51.5
Minority interest		**25.2**	6.5
		86.0	58.0
PER SHARE DATA (U.S. CENTS)	8		
Basic earnings			
— Continuing operations		**1.91**	1.03
— A discontinued operation		**N/A**	0.59
— Total		**1.91**	1.62
Diluted earnings			
— Continuing operations		**1.74**	N/A
— A discontinued operation		**N/A**	N/A
— Total		**1.74**	N/A
Dividend	9	**0.13**	—

N/A: Not applicable

(i) Refer to Note 1.

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

CONDENSED CONSOLIDATED BALANCE SHEET

US$ millions	Notes	(Unaudited) At 30 June 2005	At 31 December 2004 (Restated)[i]
NON-CURRENT ASSETS			
Property and equipment	*11*	**626.8**	647.4
Plantations		**164.3**	147.4
Associated companies	*12*	**296.4**	168.9
Long-term receivables and prepayments		**136.7**	251.6
Goodwill		**40.0**	36.5
Prepaid land premiums		**40.7**	41.0
Available-for-sale assets		**4.4**	11.5
Deferred tax assets		**6.0**	5.8
Restricted cash	*16(d)*	**4.7**	4.7
		1,320.0	1,314.8
CURRENT ASSETS			
Cash and cash equivalents		**257.7**	186.6
Restricted cash	*16(d)*	**—**	4.5
Available-for-sale assets		**42.6**	21.4
Accounts receivable, other receivables and prepayments	*13*	**286.9**	360.0
Inventories		**291.5**	281.4
		878.7	853.9
CURRENT LIABILITIES			
Accounts payable, other payables and accruals	*14*	**278.3**	282.4
Short-term borrowings		**243.6**	288.9
Provision for taxation		**16.2**	26.2
		538.1	597.5
NET CURRENT ASSETS		**340.6**	256.4
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,660.6**	1,571.2
EQUITY			
Issued share capital		**31.9**	31.9
Other reserves		**899.8**	902.8
Accumulated losses		**(614.4)**	(707.3)
Equity attributable to equity holders of the parent		**317.3**	227.4
Minority interest		**343.0**	363.7
TOTAL EQUITY		**660.3**	591.1
NON-CURRENT LIABILITIES			
Loan capital and long-term borrowings		**762.7**	761.2
Deferred liabilities and provisions	*15*	**96.7**	107.1
Deferred tax liabilities		**116.6**	111.8
Derivative liability		**24.3**	—
		1,000.3	980.1
		1,660.6	1,571.2

(i) Refer to Note 1.

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

On behalf of the Board of Directors

MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer
31 August 2005

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

US$ millions	Issued share capital	Share premium	Share options issued	Unrealized gains on available-for-sale assets	Unrealized losses on cash flow hedges	Exchange reserve	Accumulated losses	Equity attributable to equity holders of the parent	Minority interest	(Unaudited) Total equity
Balance at 1 January 2004, as previously reported	31.9	958.2	—	—	—	(3.4)	(935.6)	51.1	376.7	427.8
Prior year adjustments	—	—	—	—	—	—	(61.0)	(61.0)	(1.1)	(62.1)
As restated[(i)]	31.9	958.2	—	—	—	(3.4)	(996.6)	(9.9)	375.6	365.7
Changes in equity for 2004:										
Exchange differences on translating foreign operations	—	—	—	—	—	(29.0)	—	(29.0)	(35.8)	(64.8)
Disposal of an associated company	—	—	—	—	—	(33.7)	163.4	129.7	—	129.7
Dilution of interest in a subsidiary company	—	—	—	—	—	—	0.1	0.1	—	0.1
Amortization of cost of share options	—	—	0.6	—	—	—	—	0.6	—	0.6
Change in attributable interests	—	—	—	—	—	—	—	—	(1.2)	(1.2)
Net income recognized directly in equity	—	—	0.6	—	—	(62.7)	163.5	101.4	(37.0)	64.4
Net profit for the period, as restated	—	—	—	—	—	—	51.5	51.5	6.5	58.0
Total recognized income and expense for the period	—	—	0.6	—	—	(62.7)	215.0	152.9	(30.5)	122.4
Dividend	—	—	—	—	—	—	—	—	(23.8)	(23.8)
BALANCE AT 30 JUNE 2004 (RESTATED)[(i)]	31.9	958.2	0.6	—	—	(66.1)	(781.6)	143.0	321.3	464.3
Balance at 31 December 2004, as previously reported	31.9	958.2	—	—	—	(59.8)	(635.7)	294.6	365.1	**659.7**
Prior year adjustments	—	—	4.4	—	—	—	(71.6)	(67.2)	(1.4)	**(68.6)**
As restated — *Note 1*	31.9	958.2	4.4	—	—	(59.8)	(707.3)	227.4	363.7	**591.1**
Adjustments for adoption of HKAS39[(i)]	—	—	—	1.7	—	—	32.1	33.8	—	**33.8**
Balance at 1 January 2005, as restated	31.9	958.2	4.4	1.7	—	(59.8)	(675.2)	261.2	363.7	**624.9**
Changes in equity for 2005:										
Exchange differences on translating foreign operations	—	—	—	—	—	(6.8)	—	(6.8)	(14.9)	**(21.7)**
Dilution of interest in an associated company	—	—	—	—	—	0.2	—	0.2	—	**0.2**
Amortization of cost of share options	—	—	3.4	—	—	—	—	3.4	—	**3.4**
Unrealized gains on available-for-sale assets	—	—	—	0.7	—	—	—	0.7	—	**0.7**
Unrealized losses on cash flow hedges	—	—	—	—	(2.2)	—	—	(2.2)	—	**(2.2)**
Change in attributable interests	—	—	—	—	—	—	—	—	(1.6)	**(1.6)**
Net loss recognized directly in equity	—	—	3.4	0.7	(2.2)	(6.6)	—	(4.7)	(16.5)	**(21.2)**
Net profit for the period	—	—	—	—	—	—	60.8	60.8	25.2	**86.0**
Total recognized income and expense for the period	—	—	3.4	0.7	(2.2)	(6.6)	60.8	56.1	8.7	**64.8**
Dividend	—	—	—	—	—	—	—	—	(29.4)	**(29.4)**
BALANCE AT 30 JUNE 2005	**31.9**	**958.2**	**7.8**	**2.4**	**(2.2)**	**(66.4)**	**(614.4)**	**317.3**	**343.0**	**660.3**

(i) Refer to Note 1.

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June US$ millions	Notes	(Unaudited) 2005	2004 (Restated)[i]
PROFIT BEFORE TAXATION		**106.4**	49.8
Adjustments for:			
Interest expenses		**64.6**	62.4
Depreciation		**32.7**	28.0
Foreign exchange and derivative losses, net		**24.3**	31.6
Decrease in long-term receivables and prepayments		**1.3**	11.8
Amortization of goodwill		**—**	0.5
Gains on sale of property and equipment		**—**	(1.0)
Payments in respect of deferred liabilities and provisions		**—**	(14.0)
Share of profits less losses of associated companies		**(71.1)**	(49.9)
(Gain)/loss on changes in fair value of plantations		**(8.5)**	14.0
Interest income		**(5.4)**	(7.0)
Gain on dilution of interest in an associated company		**(3.0)**	—
Others		**8.4**	9.9
Operating profit before working capital changes		**149.7**	136.1
Decrease in working capital[ii]		**23.0**	62.4
Net cash generated from operations		**172.7**	198.5
Interest received		**4.8**	9.7
Interest paid		**(53.8)**	(60.1)
Tax paid		**(37.5)**	(23.1)
NET CASH INFLOW FROM OPERATING ACTIVITIES		**86.2**	125.0
Proceeds from termination of derivative transactions		**96.3**	—
Dividend received from an associated company		**10.0**	—
Sale of businesses, property and equipment and others		**2.2**	52.5
Acquisitions of subsidiary companies	*16(a)*	**1.0**	—
Increased investment in an associated company	*16(b)*	**(28.2)**	—
Purchases of property and equipment and others		**(23.6)**	(82.9)
Acquisitions of available-for-sale assets		**(22.5)**	—
Acquisition of an associated company	*16(c)*	**(15.0)**	—
Loans (to)/repaid by associated companies		**(0.2)**	0.5
Continuing operations		**20.0**	(29.9)
A discontinued operation		**—**	15.0
NET CASH INFLOW/(OUTFLOW) FROM INVESTING ACTIVITIES		**20.0**	(14.9)
Net borrowings repaid		**(8.8)**	(66.0)
Shares issued to minority interest by a subsidiary company		**—**	0.1
Dividends paid to minority interest by a subsidiary company		**(21.7)**	(11.4)
NET CASH OUTFLOW FROM FINANCING ACTIVITIES		**(30.5)**	(77.3)
NET INCREASE IN CASH AND CASH EQUIVALENTS		**75.7**	32.8
Cash and cash equivalents at 1 January		**186.6**	233.3
Exchange translation		**(4.6)**	(18.3)
CASH AND CASH EQUIVALENTS AT 30 JUNE		**257.7**	247.8
REPRESENTING			
Cash and cash equivalents		**257.7**	247.8

(i) Refer to Note 1.

(ii) Changes in working capital are stated excluding movements due to acquisition and disposal of subsidiary companies.

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

1. BASIS OF PREPARATION AND CHANGES IN ACCOUNTING POLICIES

The Condensed Interim Financial Statements have been prepared in accordance with Hong Kong Accounting Standard (HKAS) 34 "Interim Financial Reporting" issued by HKICPA and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the Listing Rules) issued by The Stock Exchange of Hong Kong Limited (SEHK). The Condensed Interim Financial Statements have been prepared on a basis consistent with the accounting policies adopted in the Group's 2004 audited Financial Statements, except as described below.

Significant changes to the Hong Kong Generally Accepted Accounting Principles (HK GAAP) have been implemented during 2005 as a consequence of the introduction of a number of new and revised HKASs and HKFRSs (herein collectively referred to as the new HKFRSs) by the HKICPA, which are effective for accounting periods commencing on, or after, 1 January 2005. The new HKFRSs, which replaced the previous Statements of Standard Accounting Practice, were issued by the HKICPA to align with the equivalent International Financial Reporting Standards (IFRSs) and International Accounting Standards (IASs). The principal changes to HK GAAP and the HKFRSs which affect the Group's condensed consolidated financial statements are summarized as follows:

HKAS 1	"Presentation of Financial Statements"
HKAS 2	"Inventories"
HKAS 7	"Cash Flow Statements"
HKAS 8	"Accounting Policies, Changes in Accounting Estimates and Errors"
HKAS 10	"Events after the Balance Sheet Date"
HKAS 11	"Construction Contracts"
HKAS 12	"Income Taxes"
HKAS 14	"Segment Reporting"
HKAS 16	"Property, Plant and Equipment"
HKAS 17	"Leases"
HKAS 18	"Revenue"
HKAS 19	"Employee Benefits"
HKAS 20	"Accounting for Government Grants and Disclosure of Government Assistance"
HKAS 21	"The Effects of Changes in Foreign Exchange Rates"
HKAS 23	"Borrowing Costs"
HKAS 24	"Related Party Disclosures"
HKAS 27	"Consolidated and Separate Financial Statements"
HKAS 28	"Investments in Associates"
HKAS 29	"Financial Reporting in Hyperinflationary Economies"
HKAS 31	"Interests in Joint Ventures"
HKAS 32	"Financial Instruments: Disclosure and Presentation"
HKAS 33	"Earnings per Share"
HKAS 36	"Impairment of Assets"
HKAS 37	"Provisions, Contingent Liabilities and Contingent Assets"
HKAS 38	"Intangible Assets"
HKAS 39	"Financial Instruments: Recognition and Measurement"
HKAS 40	"Investment Property"
HKAS 41	"Agriculture"
HKFRS 2	"Share-based Payment"
HKFRS 3	"Business Combinations"
HKFRS 5	"Non-current Assets Held for Sale and Discontinued Operations"

The adoption of HKASs 2, 7, 8, 10, 11, 12, 14, 18, 19, 20, 21, 23, 24, 27, 28, 29, 31, 36, 37, 38, 40 and 41 has had no material impact on the accounting policies of the Group and the methods of computation in the Group's condensed consolidated financial statements. The impact of adopting the other HKFRSs is summarized as follows:

- HKAS 1 "Presentation of Financial Statements" provides a framework within which an entity assesses how to present fairly the effects of transactions and other events; provides the base criteria for classifying assets and liabilities as current or non-current; prohibits the presentation of income from operating activities and extraordinary items as separate line items in the consolidated profit and loss statement; requires the presentation of share of results of associated companies on an after-tax basis in the consolidated profit and loss statement and specifies the disclosures about the key sources of estimates, uncertainties and the judgements management has made in the process of applying the entity's accounting policies. The standard also requires changes in the presentation of minority interest in the consolidated profit and loss statement, balance sheet and statement of changes in equity. The adoption of HKAS 1 has resulted in changes in the presentation of the Group's consolidated profit and loss statement, balance sheet and statement of changes in equity, but has had no effect on both the profit attributable to equity holders of the parent for the period ended 30 June 2004 and equity attributable to equity holders of the parent at 31 December 2004.

- HKAS 16 "Property, Plant and Equipment" provides additional guidance and clarification on recognition and measurement of items of property, plant and equipment. The standard also provides that each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately. It also requires that the cost of an item of property, plant and equipment should include the costs of its dismantlement, removal or restoration — the obligation for which the Group incurs as a consequence of installing the item, or of using the item during a particular period for purposes other than to produce inventories during that period. The adoption of HKAS 16 has effectively reduced the profit attributable to equity holders of the parent for the period ended 30 June 2004 by US$0.3 million and reduced the equity attributable to equity holders of the parent at 31 December 2004 by US$2.1 million.

- HKAS 17 "Leases" prescribes the classification of interest in leasehold land as an operating lease if the title of the land is not passed to the Group by the end of the lease term. Prepaid land premiums for land lease payments under operating leases are initially stated at cost and subsequently amortized on the straight-line basis over the lease term. The adoption of HKAS 17 has resulted in a reclassification of leasehold land from Property and equipment and Long-term receivables and prepayments of US$23.3 million and US$17.7 million, respectively, to Prepaid land premiums in the Group's consolidated balance sheet at 31 December 2004. However, the adoption has had no effect on both the profit attributable to equity holders of the parent for the period ended 30 June 2004 and equity attributable to equity holders of the parent at 31 December 2004.

- HKAS 32 "Financial Instruments: Disclosure and Presentation" covers the disclosure and presentation of all financial instruments. This standard requires more comprehensive disclosures about a company's financial instruments, whether recognized or unrecognized in the financial statements. New disclosure requirements include terms and conditions of financial instruments used, types of risks associated with both recognized and unrecognized financial instruments (market risk, price risk, credit risk, liquidity risk, and cash flow risk), fair value information of both recognized and unrecognized financial assets and financial liabilities, and the company's financial risk management policies and objectives. This standard also requires financial instruments to be classified as liabilities or equity in accordance with their substance and not their legal form. HKAS 32 requires retrospective application. The adoption of HKAS 32 has effectively reduced the profit attributable to equity holders of the parent for the period ended 30 June 2004 by US$2.3 million and reducing the equity attributable to equity holders of the parent at 31 December 2004 by US$65.1 million.

- HKAS 33 "Earnings per Share" prescribes principles for the determination and presentation of earnings per share. It requires separate disclosure of basic and diluted earnings per share from continuing operations on the face of the consolidated profit and loss statement. The adoption of HKAS 33 has resulted in changes in the presentation of the Group's earnings per share on the face of the consolidated profit and loss statement.

- HKAS 39 "Financial Instruments: Recognition and Measurement" establishes the accounting and reporting standards for recognizing and measuring a company's financial assets and financial liabilities. This standard requires a financial asset or financial liability to be recognized initially at cost, which is the fair value of the consideration given (in the case of an asset) or received (in the case of a liability). Subsequent to initial recognition, the company should continue to measure financial assets at their fair values, except for loans and receivables and held-to-maturity investments, which are measured at cost or amortized cost using the effective interest rate method. Investments in unquoted equity securities are measured at cost less impairment provisions. Financial liabilities are subsequently measured at cost or amortized cost, except for liabilities classified as "at fair value through profit and loss" and derivatives, which are measured at fair value.

  HKAS 39 also covers the accounting for derivative instruments. This standard has expanded the definition of a derivative instrument to include derivatives (derivative-like provisions) embedded in non-derivative contracts. Under this standard, every derivative instrument is recorded in the balance sheet as either an asset or liability measured at its fair value. Derivatives that are not designated and do not qualify as hedges are adjusted to fair value through profit and loss. If the derivative is designated and qualified as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through profit and loss, or recognized in equity until the hedged item is recognized in profit and loss.

  The adoption of HKAS 39 has resulted in a change of the Group's accounting policy on the measurement of its various financial assets and liabilities from historical cost to either fair value or amortized cost based on the effective interest rate method. HKAS 39 generally does not permit a company to recognize, derecognize or measure financial assets and liabilities on a retrospective basis. As a result, the Group remeasured its various financial assets and liabilities at 1 January 2005. The differences which arose from the remeasurement were adjusted to the Group's balance of accumulated losses at 1 January 2005 as required under the transitional provisions of the standard. The adjustments have effectively reduced the equity attributable to equity holders of the parent at 1 January 2005 by US$32.1 million.

- HKFRS 2 "Share-based Payment" requires an entity to recognize expenses in a share-based payment transaction when it obtains the goods or as the services are rendered. The entity shall recognize a corresponding increase in equity if the goods or services were received in an equity-settled transaction, or shall recognize liability if the goods or services were acquired in a cash-settled transaction. Pursuant to the transitional provisions of HKFRS 2, expenses relating to share options granted after 7 November 2002 and not yet fully vested on 1 January 2005 should be accounted for on a retrospective basis. The adoption of HKFRS 2 has effectively reduced the profit attributable to equity holders of the parent for the period ended 30 June 2004 by US$0.6 million, but has no effect on the equity attributable to equity holders of the parent at 31 December 2004.

- HKFRS 3 "Business Combinations" requires all business combinations within its scope to be accounted for by applying the purchase method. In addition, this standard requires the acquirer to initially measure separately the identifiable assets, liabilities and contingent liabilities at their fair values, at acquisition date, irrespective of the extent of any minority interest.

  HKFRS 3 also requires goodwill in a business combination to be recognized by an acquirer as an asset from the acquisition date, initially measured as the excess of the cost of the business combination over the acquirer's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities. Further, the amortization of goodwill acquired in a business combination is prohibited. Instead, goodwill is to be tested annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. Goodwill that had been previously eliminated against reserves as a matter of accounting treatment will not be reinstated in the profit and loss statement upon disposal or impairment of the asset. The adoption of HKFRS 3 has resulted in the Group conducting an impairment review of its goodwill balance at least on an annual basis instead of amortizing its goodwill balance starting from 1 January 2005 and has had no effect on both the profit attributable to equity holders of the parent for the period ended 30 June 2004 and equity attributable to equity holders of the parent at 31 December 2004.

- HKFRS 5 "Non-current Assets Held-for-Sale and Discontinued Operations" requires an operation to be classified as discontinued when the criteria to be classified as held-for-sale have been met or the entity has disposed of the operation. The adoption of HKFRS 5 has resulted in changes in the presentation of the Group's consolidated profit and loss statement and has had no effect on both the profit attributable to equity holders of the parent for the period ended 30 June 2004 and equity attributable to equity holders of the parent at 31 December 2004.

The impacts of the adoption of HKFRSs on the figures reported by the Group for the prior year are summarized as follows:

	As previously reported For the six months ended	Restatement					As restated For the six months ended
US$ millions	**30 June 2004**	**HKAS1**	**HKAS16**	**HKAS32**	**HKFRS2**	**HKFRS5**	**30 June 2004**
PROFIT AND LOSS STATEMENT							
Profit before taxation	88.6	(15.5)	(0.5)	(3.4)	(0.6)	(18.8)	49.8
Profit attributable to equity holders of the parent	54.7	—	(0.3)	(2.3)	(0.6)	—	51.5

	As previously reported At 31 December	Restatement		As restated At 31 December
US$ millions	**2004**	**HKAS16**	**HKAS32**	**2004**
BALANCE SHEET				
Total assets	2,228.3	5.5	(65.1)	2,168.7
Total liabilities	1,568.6	9.0	—	1,577.6
Equity attributable to equity holders of the parent	294.6	(2.1)	(65.1)	227.4
Minority interest	365.1	(1.4)	—	363.7
Total equity	659.7	(3.5)	(65.1)	591.1

US$ millions	As previously reported At 1 January 2004	Restatement HKAS16	Restatement HKAS32	As restated At 1 January 2004
BALANCE SHEET				
Total assets	2,213.5	7.2	(59.5)	2,161.2
Total liabilities	1,785.7	9.8	—	1,795.5
Equity attributable to equity holders of the parent	51.1	(1.5)	(59.5)	(9.9)
Minority interest	376.7	(1.1)	—	375.6
Total equity	427.8	(2.6)	(59.5)	365.7

The adoption of HKFRSs has had no significant impact on figures reported in prior years' cash flow statements.

The following tables summarize the impact on the Group's profit for the period, income or expenses recognized directly in equity and capital transactions with equity holders for the periods ended 30 June 2005 and 2004 upon the adoption of the new HKFRSs. The impact for 30 June 2005 is estimated to the extent that is practicable. As no retrospective adjustments have been made for the adoption of HKAS 39 and HKFRS 3, the amounts shown for the period ended 30 June 2004 may not be comparable to the amounts shown for the current interim period.

(a) Effect of new accounting policies on profit for the period

For the six months ended 30 June 2005 US$ millions	HKAS16	HKAS32	HKAS39	HKFRS2	HKFRS3	Total	Effect on earnings per share (U.S. cents) Basic	Effect on earnings per share (U.S. cents) Diluted
EFFECT ON PROFIT ATTRIBUTABLE TO:								
Equity holders of the parent	(2.8)	(0.8)	2.4	(3.4)	3.9	**(0.7)**	**(0.02)**	**(0.02)**
Minority interest	(0.2)	—	9.6	—	0.5	**9.9**		
TOTAL	**(3.0)**	**(0.8)**	**12.0**	**(3.4)**	**4.4**	**9.2**		

For the six months ended 30 June 2004 US$ millions	HKAS16	HKAS32	HKFRS2	Total	Effect on earnings per share (U.S. cents) Basic	Effect on earnings per share (U.S. cents) Diluted
EFFECT ON PROFIT ATTRIBUTABLE TO:						
Equity holders of the parent	(0.3)	(2.3)	(0.6)	(3.2)	(0.10)	N/A
Minority interest	(0.1)	—	—	(0.1)		
TOTAL	(0.4)	(2.3)	(0.6)	(3.3)		

N/A: Not applicable

(b) **Effect of new accounting policies on income or expenses recognized directly in equity and capital transactions with equity holders**

For the six months ended 30 June 2005 US$ millions	HKAS39	HKFRS2	Total
EFFECT ON EQUITY ATTRIBUTABLE TO:			
Equity holders of the parent	(1.5)	3.4	**1.9**
Minority interest	—	—	**—**
TOTAL	**(1.5)**	**3.4**	**1.9**

For the six months ended 30 June 2004 US$ millions	HKFRS2	Total
EFFECT ON EQUITY ATTRIBUTABLE TO:		
Equity holders of the parent	0.6	0.6
Minority interest	—	—
TOTAL	0.6	0.6

2. TURNOVER AND SEGMENTAL INFORMATION

For the six months ended 30 June US$ millions	2005	2004
TURNOVER		
Sale of goods and properties	**919.5**	984.8
Rendering of services	**23.0**	17.2
TOTAL	**942.5**	1,002.0

Segmental information, relating to the Group's business and geographic interests, follows. Analysis by business segment is the Group's primary reporting format as this is more relevant to the Group when making operational and financial decisions.

By principal business activity — 2005

For the six months ended 30 June 2005 US$ millions	Telecom-munications	Consumer Food Products	Property and Transportation	Head Office	Total
PROFIT AND LOSS					
Segment revenue — turnover	—	911.6	30.9	—	**942.5**
Segment results	—	100.1	21.9	(27.5)	**94.5**
Net borrowing costs					**(59.2)**
Share of profits less losses of associated companies	71.0	—	0.1	—	**71.1**
Profit before taxation					**106.4**
Taxation					**(20.4)**
Profit for the period					**86.0**
OTHER INFORMATION					
Capital expenditure	—	21.3	2.3	—	**23.6**
Depreciation	—	31.1	1.6	—	**32.7**
Other non-cash expenses	—	1.1	0.5	—	**1.6**

By principal geographical market — 2005

For the six months ended 30 June 2005 US$ millions	The Philippines	Indonesia	Total
Segment revenue — turnover	30.9	911.6	**942.5**
Capital expenditure	2.3	21.3	**23.6**

By principal business activity — 2004

For the six months ended 30 June 2004 (Restated) US$ millions	Telecom-munications	Consumer Food Products	Property and Transportation	Head Office	Total
PROFIT AND LOSS					
Segment revenue — turnover	—	973.4	28.6	—	1,002.0
Segment results		61.4	(1.9)	(4.2)	55.3
Net borrowing costs					(55.4)
Share of profits less losses of associated companies	50.2	(0.2)	(0.1)	—	49.9
Profit before taxation					49.8
Taxation					(10.6)
Profit from continuing operations					39.2
Profit from a discontinued operation (Note 6)					18.8
Profit for the period					58.0
OTHER INFORMATION					
Capital expenditure	—	75.4	2.6	—	78.0
Depreciation and amortization	—	26.3	2.2	—	28.5
Other non-cash expenses	—	16.8	9.2	—	26.0

By principal geographical market — 2004

For the six months ended 30 June 2004 US$ millions	The Philippines	Indonesia	Total
Segment revenue — turnover	28.6	973.4	1,002.0
Capital expenditure	2.6	75.4	78.0

3. NET BORROWING COSTS

For the six months ended 30 June US$ millions	2005	2004
Loan capital wholly repayable within five years	—	0.3
Bank loans and other loans		
— wholly repayable within five years	**64.0**	60.3
— not wholly repayable within five years	**0.6**	1.8
TOTAL BORROWING COSTS	**64.6**	62.4
Less interest income	**(5.4)**	(7.0)
NET BORROWING COSTS	**59.2**	55.4

4. PROFIT BEFORE TAXATION

For the six months ended 30 June US$ millions	2005	2004 (Restated)
PROFIT BEFORE TAXATION IS STATED AFTER (CHARGING)/CREDITING:		
Cost of inventories sold	**(552.7)**	(595.4)
Depreciation (Note 11)	**(32.7)**	(28.0)
Net foreign exchange and derivative losses (Note 7)	**(24.3)**	(31.6)
Cost of services rendered	**(21.2)**	(16.3)
Doubtful debt provisions	**(1.6)**	(2.8)
Realized losses on sale of available-for-sale assets	**—**	(3.3)
Unrealized losses on available-for-sale assets	**—**	(2.9)
Amortization of goodwill (included in Other operating expenses, net)	**—**	(0.5)
Gain on sale of property and equipment	**—**	1.0
Gain/(loss) on changes in fair value of plantations	**8.5**	(14.0)
Gain on dilution of interest in an associated company	**3.0**	—
Dividend income from available-for-sale assets	**1.3**	—

5. TAXATION

No Hong Kong profits tax (2004: Nil) has been provided as the Group had no estimated assessable profits (2004: Nil) in Hong Kong for the period. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary companies operate.

For the six months ended 30 June US$ millions	2005	2004 (Restated)
SUBSIDIARY COMPANIES — OVERSEAS		
Current taxation	**15.5**	21.1
Deferred taxation	**4.9**	(10.5)
TOTAL	**20.4**	10.6

Included within share of profits less losses of associated companies is taxation of US$24.2 million (2004: US$15.5 million) and is analyzed as follows.

For the six months ended 30 June US$ millions	2005	2004 (Restated)
ASSOCIATED COMPANIES — OVERSEAS		
Current taxation	**21.1**	18.3
Deferred taxation	**3.1**	(2.8)
TOTAL	**24.2**	15.5

6. PROFIT FROM A DISCONTINUED OPERATION

2004's profit from a discontinued operation represents a US$17.1 million gain on disposal of the Group's entire 49 per cent interest in Escotel (a company operating in India) and US$1.7 million share of Escotel's profit prior to its disposal.

7. PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

Profit attributable to equity holders of the parent includes US$7.7 million (2004: US$13.6 million) net foreign exchange and derivative losses that arose primarily on the translation of the unhedged foreign currency denominated borrowings and changes in the fair values of derivatives, and US$14.6 million (2004: US$15.4 million) of net non-recurring gains.

Analysis of foreign exchange and derivative losses

For the six months ended 30 June **US$ millions**	**2005**	2004
Foreign exchange and derivative (losses)/gains		
— Subsidiary companies	**(24.3)**	(31.6)
— Associated companies	**11.4**	(3.1)
Subtotal	**(12.9)**	(34.7)
Attributable to taxation and minority interest	**5.2**	21.1
TOTAL	**(7.7)**	(13.6)

The net non-recurring gains for 2005 mainly comprise goodwill compensation received by Indofood in connection to the establishment of a joint venture entity of US$5.0 million, gain on dilution of the Group's interest in PLDT of US$3.0 million, Metro Pacific's agreed one-time adjustments made to amounts owed to Pacific Plaza Towers contractor and others. 2004's non-recurring gains include gain on disposal of 49 per cent interest in Escotel of US$17.1 million.

8. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent for the period of US$60.8 million (2004 restated: US$51.5 million), and the weighted average of 3,186.0 million (2004: 3,186.0 million) ordinary shares in issue during the period.

The calculation of diluted earnings per share for the period ended 30 June 2005 is based on: (i) a profit equal to the profit attributable to equity holders of the parent for the period of US$60.8 million adjusted by the US$4.5 million reduction in share of profits of associated companies assuming the conversion of dilutive convertible preference shares and share options issued by an associated company, and (ii) a share base equal to the aggregate of the weighted average number of ordinary shares of 3,186.0 million ordinary shares in issue during the period, as used in the basic earnings per share calculation, and the weighted average of 40.4 million ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options of the Company during the period.

The diluted earnings per share amount for the six months ended 30 June 2004 has not been disclosed as no diluting events existed during that period.

9. ORDINARY SHARE DIVIDEND

At a meeting held on 31 August 2005, the Directors declared an interim cash dividend of U.S. 0.13 cent (2004: Nil) per ordinary share totaling US$4.1 million (2004: Nil).

10. SUBSIDIARY COMPANIES

(a) Details of principal subsidiary companies which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out on the inside back cover.

(b) *Metro Pacific group contributes to the Group's property and transportation business segment (refer to Note 2).* Since the fourth quarter of 2001, it has been unable to meet its debt repayment obligations. Metro Pacific's ability to continue as a going concern is dependent on a number of factors, which includes its ability to settle or restructure its debt obligations, the availability of refinancing of debts and the success of its plan to revitalize its business and generate sufficient cash flows to ensure sustained and profitable operations. Metro Pacific had successfully reduced its parent company's debt obligations to Pesos 742 million (US$13.2 million) as of 30 June 2005 from Pesos 11.7 billion (US$208.5 million) as of 31 December 2001 when the debt reduction program was commenced. Metro Pacific anticipates it will further reduce its parent company's debts to less than Pesos 300 million (US$5.3 million) by the end of 2005.

Nenaco, a 99.0 per cent-owned subsidiary company of Metro Pacific, obtained approval for its corporate rehabilitation plan from the Manila Regional Trial Court on 4 October 2004. With the approval of the corporate rehabilitation plan, Nenaco will focus on enhancing its profitability by strengthening its marketing efforts and operational efficiencies.

11. PROPERTY AND EQUIPMENT

The movements in property and equipment are set out below.

US$ millions	2005	2004 (Restated)
At 1 January	**647.4**	671.8
Exchange translation	**(29.0)**	(62.3)
Additions	**23.6**	78.0
Disposals	**(2.0)**	(5.0)
Acquisition of subsidiary companies (Note 16(a))	**2.0**	—
Depreciation (Note 4)	**(32.7)**	(28.0)
Reclassification[(i)]	**17.5**	(51.5)
AT 30 JUNE	**626.8**	603.0

(i) Reclassified from/(to) Long-term receivables and prepayments.

The additions during the period principally represented Indofood's purchase of machinery and equipment.

12. ASSOCIATED COMPANIES

US$ millions	At 30 June 2005	At 31 December 2004 (Restated)
PLDT	**252.9**	140.7
Metro Pacific's associated companies	**24.5**	26.8
Level Up	**14.9**	—
Others	**4.1**	1.4
TOTAL	**296.4**	168.9

13. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND PREPAYMENTS

Included in accounts receivable, other receivables and prepayments are trade receivables of US$172.2 million (31 December 2004: US$170.3 million), with an aged profile as below.

US$ millions	At 30 June 2005	At 31 December 2004
0 to 30 days	**121.9**	145.5
31 to 60 days	**26.0**	6.0
61 to 90 days	**6.5**	12.2
Over 90 days	**17.8**	6.6
TOTAL	**172.2**	170.3

Indofood allows export customers 60 days of credit and local customers an average of 30 days of credit. Metro Pacific collects contract receivables related to property sales by installments over periods ranging between one to five years. The current portion of which is included above.

14. ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUALS

Included in accounts payable, other payables and accruals are trade payables of US$145.3 million (31 December 2004: US$145.1 million), with an aged profile as below.

US$ millions	At 30 June 2005	At 31 December 2004
0 to 30 days	**131.7**	121.2
31 to 60 days	**6.6**	7.4
61 to 90 days	**1.5**	5.6
Over 90 days	**5.5**	10.9
TOTAL	**145.3**	145.1

15. DEFERRED LIABILITIES AND PROVISIONS

US$ millions	Pension	Deferred income	Long-term payables	Others	2005 Total	2004 (Restated) Total
At 1 January, as restated	40.9	28.3	39.6	16.3	**125.1**	129.6
Exchange translation	(1.8)	—	(0.2)	—	**(2.0)**	(5.1)
Additions	6.4	0.1	5.2	3.3	**15.0**	3.1
Payment and utilization	(9.1)	(2.3)	(2.3)	—	**(13.7)**	(18.2)
Reclassification(i)	—	—	(19.8)	8.7	**(11.1)**	—
Subtotal	36.4	26.1	22.5	28.3	**113.3**	109.4
Less current portion included in accounts payable, other payables and accruals	—	(1.3)	(7.0)	(8.3)	**(16.6)**	(20.8)
AT 30 JUNE	**36.4**	**24.8**	**15.5**	**20.0**	**96.7**	88.6

(i) Reclassified to Loan capital and long-term borrowings and from Accounts payable, other payables and accruals.

Pension relates to accrued liabilities in relation to retirement schemes and long service payments.

Deferred income relates to upfront service fee received by Asia Link B.V. (ALBV), a wholly-owned subsidiary company of the Company, from Smart Communications, Inc. (Smart), a wholly-owned subsidiary company of PLDT, in respect of their arrangement for a service agreement (Note 19(c)) and the unrealized gross profit arising on property sales.

Long-term payables relate to Metro Pacific's liabilities for property development and Indofood's accrued costs for dismantlement, removal or restoration in relation to installation of property and equipment.

Others mainly relates to provisions for warranty claims.

16. NOTES TO CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(a) Acquisitions of subsidiary companies

US$ millions	Indofood's acquisitions of Silveron Investments Limited (SIL) and its subsidiary companies	Others	Total
CONSIDERATION			
Cash and cash equivalents	1.8	0.1	**1.9**
Accounts receivable, other receivables and prepayments[(i)]	16.7	—	**16.7**
TOTAL	18.5	0.1	**18.6**
NET ASSETS			
Property and equipment (Note 11)	1.7	0.3	**2.0**
Plantations	13.7	—	**13.7**
Long-term receivables and prepayments	1.9	—	**1.9**
Deferred tax assets	0.6	—	**0.6**
Cash and cash equivalents	2.6	0.3	**2.9**
Accounts receivable, other receivables and prepayments	0.5	1.8	**2.3**
Inventories	0.1	0.8	**0.9**
Accounts payable, other payables and accruals	(0.8)	(3.1)	**(3.9)**
Short-term borrowings	(1.1)	—	**(1.1)**
Loan capital and long-term borrowings	(1.4)	—	**(1.4)**
Deferred tax liabilities	(3.7)	—	**(3.7)**
TOTAL NET ASSETS ACQUIRED AT FAIR VALUE	14.1	0.1	**14.2**
GOODWILL	4.4	—	**4.4**
NET INFLOW OF CASH AND CASH EQUIVALENTS PER CONDENSED CONSOLIDATED CASH FLOW STATEMENT	0.8	0.2	**1.0**

(i) Represented deposit paid for the acquisition made by Indofood in December 2004.

In June 2005, Indofood completed the acquisition of 100 per cent interest in SIL for US$18.5 million. SIL has 100 per cent direct and indirect equity interests in PT Kebun Ganda Prima and PT Citranusa Intisawit, respectively, which are both engaged in the operations of oil palm plantations in Indonesia.

If all of the above acquisitions had taken place on 1 January 2005, the turnover and profit for the period of the Group for the six months ended 30 June 2005 would be US$944.0 million and US$85.7 million, respectively. The subsidiary companies acquired during the period had net cash outflows from operating activities of US$0.4 million and paid US$0.8 million in respect of financing activities during the period.

(b) Increased investment in an associated company

The cash outflow of US$28.2 million relates to the Group's increased interest in PLDT to 24.6 per cent.

(c) Acquisition of an associated company

The cash outflow of US$15.0 million relates to the Group's acquisition of a 25.0 per cent interest in Level Up in March 2005.

(d) Restricted cash

At 30 June 2005, the Group had US$4.7 million (31 December 2004: US$9.2 million) of cash which was restricted as to use. None of the amount (31 December 2004: US$4.5 million) is expected to be released within one year from 30 June 2005 and required to be classified as current assets.

(e) Major non-cash transaction

During the period, Metro Pacific settled approximately Pesos 500 million (US$9.1 million) of borrowings through the transfer of available-for-sale and other assets to its creditors.

17. COMMITMENTS AND CONTINGENT LIABILITIES

(a) Capital expenditure

US$ millions	At 30 June 2005	At 31 December 2004
Commitments in respect of subsidiary companies:		
Authorized, but not contracted for	**13.1**	19.1
Contracted, but not provided for	**1.4**	9.1
TOTAL	**14.5**	28.2

Capital expenditure commitments principally relate to Indofood's purchase of machinery and equipment and Metro Pacific's property development obligations and vessel's related expenditures.

(b) Contingent liabilities

At 30 June 2005, neither the Group nor the Company had any significant contingent liabilities (31 December 2004: Nil).

18. SHARE OPTIONS

Particulars of the share options of the Company and its subsidiary companies granted to the Directors and senior executives of the Company and its subsidiary companies at 30 June 2005 are set out below:

(a) Particulars of the Company's share option scheme

COMPANY	Share options held at 1 January and 30 June 2005	Share options exercise price *(HK$)*	Market price at date of grant *(HK$)*	Grant date	Fully vested by	Exercisable from	Exercisable until
EXECUTIVE DIRECTORS							
Manuel V. Pangilinan	31,800,000	1.76	1.76	1 June 2004	December 2008	June 2005	May 2014
Edward A. Tortorici	31,800,000	1.76	1.76	1 June 2004	December 2008	June 2005	May 2014
Robert C. Nicholson	24,500,000	1.76	1.76	1 June 2004	December 2008	June 2005	May 2014
NON-EXECUTIVE DIRECTORS							
His Excellency Albert F. del Rosario	2,840,000	1.76	1.76	1 June 2004	June 2005	June 2005	May 2014
Benny S. Santoso	2,840,000	1.76	1.76	1 June 2004	June 2005	June 2005	May 2014
INDEPENDENT NON-EXECUTIVE DIRECTORS							
Graham L. Pickles	2,840,000	1.76	1.76	1 June 2004	June 2005	June 2005	May 2014
Edward K.Y. Chen *(GBS, CBE, JP)*	2,840,000	1.76	1.76	1 June 2004	June 2005	June 2005	May 2014
David W.C. Tang *(OBE, Chevallier de L'Ordre des Arts et des Lettres)*	2,840,000	1.76	1.76	1 June 2004	June 2005	June 2005	May 2014
SENIOR EXECUTIVES	32,286,000	1.76	1.76	1 June 2004	December 2008	June 2005	May 2014
TOTAL	**134,586,000**						

For details relating to First Pacific's share option scheme, including valuation of options, please refer to pages 91 and 92 of First Pacific's 2004 Annual Report. No share options have been granted, canceled or exercised during the period.

The aggregate fair value of US$14.6 million for the above options granted are recognized, together with a corresponding increase in equity, over their vesting period for the relevant Directors and senior executives in accordance with the Group's revised accounting policy pursuant to HKFRS 2 "Share-based Payment". Details of the change in the Group's accounting policy in respect of share options granted and the financial impacts are set out in Note 1.

(b) Particulars of Metro Pacific's share option scheme

METRO PACIFIC	Share options held at 1 January 2005	Share options canceled during the period	Share options held at 30 June 2005	Share options exercise price (Peso)	Market price at date of grant (Peso)	Grant date	Exercisable from	Exercisable until
SENIOR EXECUTIVES	5,027,259	(5,027,259)	—	1.91	2.37	16 April 1995	April 1996	April 2005
	3,990,000	—	3,990,000	1.91	2.37	1 August 1995	August 1996	August 2005
	315,684	—	315,684	3.46	3.57	1 August 1997	August 1997	August 2007
TOTAL	**9,332,943**	**(5,027,259)**	**4,305,684**					

For details relating to Metro Pacific's share option scheme effective on 15 May 1990 (Old Scheme), please refer to page 93 of First Pacific's 2004 Annual Report. No share options have been granted or exercised during the period in respect of the Old Scheme.

On 12 August 2005, the shareholders of Metro Pacific approved a new share option scheme (New Scheme) under which Metro Pacific directors may, at their discretion, invite executives of Metro Pacific upon the regularization of employment of eligible executives, to take up share options of Metro Pacific to obtain an ownership interest in Metro Pacific and for the purpose of long-term employment motivation. The New Scheme is valid for ten years and became effective on 12 August 2005.

The maximum number of shares on which options may be granted under the New Scheme may not exceed 10 per cent of the issued share capital of Metro Pacific from time to time less the number of options outstanding under the Old Scheme. Upon the adoption of the New Scheme, no further share options will be granted under the Old Scheme. The aggregate number of shares which may be issued upon exercise of the options granted and to be granted to any eligible participant (whether or not already an option holder) in any twelve-month period shall not exceed one per cent of the shares in issue at the relevant time.

The exercise price in relation to each option grant under the New Scheme shall be determined by Metro Pacific directors at their absolute discretion, but in any event shall not be less than (i) the closing price of the Metro Pacific shares for one or more board lots of such Metro Pacific shares on the Philippine Stock Exchange (PSE) on the option grant date; (ii) the average closing price of the Metro Pacific share for one or more board lots of such Metro Pacific shares on the PSE for the 5 business days on which dealings in the Metro Pacific shares are made immediately preceding the option grant date; or (iii) the par value of the Metro Pacific shares, whichever is higher.

Up to 31 August 2005, no share options have been granted under the New Scheme.

Other than as disclosed above, at no time during the period was the Company or any of its subsidiary companies a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and none of the Directors of the Company or their spouses or minor children had any right to subscribe for securities of the Company, or had exercised any such right during the period.

19. RELATED PARTY TRANSACTIONS

Significant related party transactions entered into by the Group during the period are disclosed as follows:

(a) At 30 June 2005, Mcrae Investment Limited, a wholly-owned subsidiary company of the Company, had an outstanding receivable from Metro Pacific which amounted to Pesos 793 million (US$14.1 million) (31 December 2004: Pesos 793 million or US$14.1 million). The amount is interest-free, secured and not repayable within one year.

(b) On 31 December 2004, Metro Pacific Resources, Inc. (MPRI), a company in which the Company has 100 per cent economic interest, entered into a subscription agreement with Metro Pacific to subscribe Pesos 450 million (US$8.0 million) of Series 1-C Preferred Shares which were issued in two tranches in January and June 2005. MPRI's funding for such subscription came from the proceeds of approximately Pesos 450 million (US$8.0 million) realized from First Pacific's sale of 5.1 per cent aggregate shareholding in Metro Pacific in September and October 2004.

(c) ALBV, a wholly-owned subsidiary company of the Company, had a technical assistance agreement with Smart, a wholly-owned subsidiary company of PLDT, for ALBV to provide Smart with technical support services and assistance in the operations and maintenance of cellular mobile telecommunications services for a period of four years from 23 February 2004, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to one per cent (2004: one per cent) of the consolidated net revenue of Smart.

ALBV also has an existing service agreement with Smart for a period of 25 years starting 1 January 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services. Service agreement fees were paid for the whole 25-year period.

Total fees under these arrangements amounted to Pesos 278 million (US$5.1 million) for the period ended 30 June 2005 (2004: Pesos 214 million or US$3.8 million). At 30 June 2005, ALBV had outstanding receivable under the technical assistance agreement amounting to Pesos 284 million (US$5.1 million) (31 December 2004: Pesos 267 million or US$4.8 million).

(d) In the ordinary course of business, Indofood has engaged in trade transactions with certain of its associated and affiliated companies, the majority of which are related to the Salim Family either through direct and/or common share ownership and common management. Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and is the President Director and Chief Executive Officer of Indofood.

All significant transactions with related parties, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows.

Nature of transactions

For the six months ended 30 June **US$ millions**	**2005**	2004
PROFIT AND LOSS ITEMS		
Sales of finished goods		
— to associated companies	**17.1**	25.4
— to affiliated companies	**14.7**	1.8
Purchases of raw materials		
— from associated companies	**12.5**	6.6
— from affiliated companies	**3.4**	1.8
Management and technical services fee income and royalty income		
— from associated companies	**0.2**	0.1
— from affiliated companies	**1.3**	1.1
Rental expenses		
— to affiliated companies	**0.7**	0.8
Transportation and pump services expenses		
— to affiliated companies	**0.4**	0.6

Approximately four per cent (2004: three per cent) of Indofood's sales and three per cent (2004: one per cent) of its purchases were transacted with these related parties.

Nature of balances

US$ millions	**At 30 June 2005**	At 31 December 2004
BALANCE SHEET ITEMS		
Accounts receivable — trade		
— from associated companies	**6.4**	6.8
— from affiliated companies	**5.8**	4.6
Accounts receivable — non-trade		
— from associated companies	**7.0**	3.8
— from affiliated companies	**4.8**	4.3
Long-term receivables		
— from associated companies	**—**	4.7
— from affiliated companies	**0.6**	0.7
Accounts payable — trade		
— to associated companies	**4.6**	2.5
— to affiliated companies	**1.3**	1.2
Accounts payable — non-trade		
— to affiliated companies	**0.6**	—

Certain of the above Indofood's related party transactions also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules and their details are disclosed in the Corporate Governance Report on pages 43 and 44.

20. COMPARATIVE FIGURES

Amounts have been reclassified and comparatives have been restated, as appropriate, for the adoption of a number of new and revised HKFRSs (Note 1). Such reclassifications and restatements have the effects of reducing the equity attributable to equity holders of the parent at 31 December 2004 from US$294.6 million to US$227.4 million and reducing the profit attributable to equity holders of the parent for the six months ended 30 June 2004 from US$54.7 million to US$51.5 million.

ERNST & YOUNG
安永會計師事務所

To the Board of Directors of First Pacific Company Limited
(Incorporated in Bermuda with limited liability)

INTRODUCTION

We have been instructed by the Company to review the Condensed Interim Financial Statements set out on pages 20 to 40.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of Condensed Interim Financial Statements to be in compliance with HKAS 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The Condensed Interim Financial Statements are the responsibility of, and have been approved by, the Directors. It is our responsibility to form an independent conclusion, based on our review, on the Condensed Interim Financial Statements and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of Group management and applying analytical procedures to the Condensed Interim Financial Statements and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the Condensed Interim Financial Statements.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the Condensed Interim Financial Statements for the six months ended 30 June 2005.

ERNST & YOUNG
Certified Public Accountants

Hong Kong
31 August 2005

REVIEW STATEMENT OF THE AUDIT COMMITTEE

In accordance with the requirements of paragraph 39 of Appendix 16 of the Listing Rules issued by SEHK, the Audit Committee has reviewed the Interim Report for the six months ended 30 June 2005, including the accounting policies and practices adopted by the Group. The Audit Committee also has discussed auditing, internal control and financial reporting matters with the Company's management and its external auditors. The Company's external auditors were engaged by the Audit Committee to perform a review of the unaudited Condensed Interim Financial Statements for the six months ended 30 June 2005. The Review Report of the Auditors is set out on page 41.

First Pacific is committed to building and maintaining high standards of corporate governance. First Pacific has adopted its own Code on Corporate Governance Practices, which incorporates the principles and requirements set out in the Code on Corporate Governance Practices ("CG Code") contained in Appendix 14 of the Listing Rules. First Pacific applied the principles and complied with all the CG Code mandatory provisions throughout the accounting period covered by the interim report.

To ensure strict compliance with the CG Code, relevant amendments to the Company's Bye-laws were proposed and approved by shareholders at the 2005 annual general meeting, including provisions for the rotation of Directors. In addition, the Non-executive Directors (including the two Independent Non-executive Directors serving more than nine years) were re-elected for a specific term of three years.

The Company has also met all recommended best practices in the CG Code, except for the following:

1. The appointment of Independent Non-executive Directors ("INEDs") representing at least one-third of the board, currently only three out of a 12-member board are INEDs.

2. The disclosure of details of remuneration payable to members of senior management on an individual and named basis in the annual reports and accounts.

3. The announcement and publication of quarterly financial results within 45 days after the end of the relevant quarter.

The Audit Committee is currently composed of three Independent Non-executive Directors, with Mr. Graham L. Pickles, who possesses appropriate professional qualifications and experience in financial matters, acting as Chairman of the Audit Committee. This is in compliance with Rule 3.21 of the Listing Rules. Reporting to the Board of Directors, the Audit Committee reviews matters within the purview of the audit, such as Financial Statements and internal controls, to protect the interests of the Company and its shareholders. The Audit Committee meets regularly with the Company's external auditors to discuss the audit process and accounting issues.

Having made specific enquiry, all of the Directors have complied with the Company's code of conduct regarding directors' securities transactions, prepared and adopted on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 of the Listing Rules.

Continuing connected transactions

The Company disclosed in its 2004 Annual Report that after a comprehensive Group wide review designed to elicit detailed information in relation to all connected or potentially connected transactions under the Listing Rules involving the Company or its subsidiary companies, it had identified four series of continuing connected transactions entered into by Indofood, a 51.5% owned subsidiary company, and its subsidiary companies, during the financial year ended 31 December 2004. Subsequently, the Company published a paid announcement dated 26 April 2005 disclosing details of those transactions.

In respect of the current financial year, the Company identified that Indofood and its subsidiaries are party to the following continuing connected transactions (the "Transactions"), which are required to be disclosed to shareholders under the Listing Rules:

1. Transactions relating to the Noodle Business of the Indofood Group — a series of related continuing connected transactions relating to Indofood's noodle business, in an estimated aggregate amount of approximately US$25.1 million for the year ending 31 December 2005. These transactions principally relate to the provision of raw materials or finished and packaging products, the provision of related technical services and the licensing of related trademarks to connected persons.

2. Transactions relating to the Flour Business of the Indofood Group — a series of related continuing connected transactions relating to Indofood's flour business carried on by its Bogasari Flour Mills division, in an estimated aggregate amount of approximately US$4.5 million for the year ending 31 December 2005. These transactions principally relate to the provision or purchase of raw materials or finished and packaging products and purchase of refined flour by connected persons.

3. Transactions relating to the Distribution Business of the Indofood Group — a series of related continuing connected transactions relating to Indofood's distribution division, in an estimated aggregate amount of approximately US$18.7 million for the year ending 31 December 2005. These transactions principally relate to the distribution by Indofood's subsidiary, PT Indomarco Adi Prima, of biscuits, foodstuffs, beverages and other consumer products for or through connected persons.

4. Transactions relating to the Continuing Financing Arrangements — a continuing financing arrangement involving connected persons, in an estimated amount of approximately US$4.7 million on the basis of the 2005 year end balance, or US$7.4 million on the basis of the estimated maximum outstanding balance during the financial year ending 31 December 2005.

Based on the estimated maximum aggregate values of each continuing connected transaction and applying the percentage ratios (other than the profits ratio) as required by the Listing Rules, the Company has determined that the four series of related continuing connected transactions referred to above are required to be disclosed to the SEHK and the Company's shareholders in accordance with the requirements of Chapter 14A of the Listing Rules. The Company published a paid announcement dated 13 September 2005 disclosing details of those transactions.

Each of the above continuing connected transactions will be subject to annual review by the Independent Non-executive Directors of the Company pursuant to Rule 14A.37 of the Listing Rules and confirmation of the auditors of the Company pursuant to Rule 14A.38 of the Listing Rules.

The Directors (including the Independent Non-executive Directors) consider that the terms of each of the transactions referred to in this report are fair and reasonable and that they are in the best interests of the Company, Indofood and their respective shareholders.

INTERESTS OF DIRECTORS IN THE COMPANY AND ITS ASSOCIATED CORPORATIONS

At 30 June 2005, the following Directors were interested, or were deemed to be interested in the following long and short positions in the shares, underlying shares of equity derivatives and debentures of the Company or any associated corporation (within the meaning of the Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong) (SFO)) which (a) were required to be notified to the Company and SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (Model Code), to be notified to the Company and SEHK:

(a) Long positions in shares in the Company

Name		Ordinary shares	Approximate percentage of issued share capital (%)	Ordinary share options
Sutanto Djuhar	30.0 per cent interest			
Tedy Djuhar	10.0 per cent interest			
Ibrahim Risjad	10.0 per cent interest			
Anthoni Salim	10.0 per cent interest all via First Pacific Investments Limited(i)	790,229,364(C)	24.80	—
Anthoni Salim	33.3 per cent interest via First Pacific Investments (BVI) Limited(ii)	628,296,599(C)	19.72	—
Manuel V. Pangilinan		6,026,759(P)	0.19	31,800,000
Edward A. Tortorici		13,132,129(P)	0.41	31,800,000
Robert C. Nicholson		—	—	24,500,000
His Excellency Albert F. del Rosario		—	—	2,840,000
Benny S. Santoso		—	—	2,840,000
Graham L. Pickles		—	—	2,840,000
Edward K.Y. Chen (GBS, CBE, JP)		—	—	2,840,000
David W.C. Tang (OBE, Chevallier de L'Ordre des Arts et des Lettres)		—	—	2,840,000

(C) = Corporate interest, (P) = Personal interest

(i) Soedono Salim, the former Chairman of the Company, and Sudwikatmono, a former Non-executive Director of the Company, respectively own 30.0 per cent and 10.0 per cent interests in First Pacific Investments Limited.

(ii) Soedono Salim, the former Chairman of the Company, owns a 33.3 per cent interest in First Pacific Investments (BVI) Limited.

(b) Long positions in shares in associated corporations

- Manuel V. Pangilinan owned 15,048,064 common shares(P) in Metro Pacific, 84,441 common shares(P) in PLDT and 360 preferred shares(P) in PLDT as beneficial owner and a further 15,417 common shares in PLDT as nominee for another person, as well as 3,500,000 common shares(P) in Pilipino Telephone Corporation (PTC).
- Edward A. Tortorici owned 16,741,348 common shares(P) in Metro Pacific and 104,874 common shares(P) in PLDT.
- Sutanto Djuhar owned 15,520,335 ordinary shares(C) in Indofood.
- Tedy Djuhar owned 15,520,335 ordinary shares(C) in Indofood.
- Ibrahim Risjad owned 6,406,180 ordinary shares(P) in Indofood.
- Anthoni Salim owned 632,370 ordinary shares(P) in Indofood.
- Albert F. del Rosario owned 85,025 common shares(P) in PLDT, 1,560 preferred shares(P) in PLDT, 32,231,970 preferred shares(P) in Prime Media Holdings, Inc. (PMH) as nominee for another person, 872,911 common shares(P) in PMH as beneficial owner, 100 common shares(P) in Negros Navigation Company, Inc., 4,922 common shares(P) in Costa de Madera Corporation, 19,999 common shares(P) in FPD Savills Consultancy Philippines, Inc. as beneficial owner and

one common share in FPD Savills Consultancy Philippines, Inc. as beneficiary of certain trusts, 15,000 common shares(P) in Metro Pacific Land Holdings Inc., and 80,000 common shares(P) in Metro Strategic Infrastructure Holdings, Inc.

(P) = Personal interest, (C) = Corporate interest

(c) Long position in underlying shares in an associated corporation

At 30 June 2005, pursuant to the share option scheme adopted by PLDT on 10 December 1999, Manuel V. Pangilinan was granted 97,571 stock options in PLDT on 10 December 1999, pursuant to which Manuel V. Pangilinan is entitled to exercise the stock options at the exercise price of Pesos 814 per share during the period from 10 December 2001 to 10 December 2009, in accordance with the terms of the aforesaid share option scheme.

Other than as disclosed, at 30 June 2005, none of the Directors and chief executive of the Company were interested, or were deemed to be interested in the long and short positions in the shares, underlying shares of equity derivatives and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code to be notified to the Company and SEHK.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS IN THE COMPANY

The register of interests in shares and short positions of substantial shareholders maintained under Section 336 of the SFO shows that at 30 June 2005, the Company had been notified that the following persons were interested in five per cent or more of the Company's issued share capital:

(a) First Pacific Investments Limited (FPIL-Liberia), which is incorporated in the Republic of Liberia, beneficially owned 790,229,364 ordinary shares at 30 June 2005, representing approximately 24.80 per cent of the Company's issued share capital at that date. FPIL-Liberia is owned by the Chairman (Anthoni Salim), three Non-executive Directors (Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad), the former Chairman (Soedono Salim) and a former Non-executive Director (Sudwikatmono) of the Company, in the proportion specified in the table on page 45 and in note (i) to the table. Each of these persons is taken to be interested in the shares owned by FPIL-Liberia.

(b) First Pacific Investments (BVI) Limited (FPIL-BVI), which was incorporated in the British Virgin Islands, beneficially owned 628,296,599 ordinary shares at 30 June 2005, representing approximately 19.72 per cent of the Company's issued share capital at that date. Anthoni Salim, the Chairman, and Soedono Salim, the former Chairman of the Company, each beneficially owns one-third or more of the issued share capital of FPIL-BVI and, accordingly, each of them is taken to be interested in the shares owned by FPIL-BVI.

(c) Brandes Investment Partners, L.P. (Brandes), a U.S. company, notified the Company that it held 257,842,707 ordinary shares of the Company in May 2005, representing approximately 8.09 per cent of the Company's issued share capital. At 30 June 2005, the Company has not received any other notification from Brandes of any change to such holding. In August 2005, Brandes notified the Company that it held 286,735,457 ordinary shares of the Company, representing approximately 9.00 per cent of the Company's issued share capital.

(d) Marathon Asset Management Limited (Marathon), which was incorporated in the United Kingdom, notified the company that it held 224,582,173 ordinary shares of the Company in January 2005, representing approximately 7.05 per cent of the Company's issued share capital. At 30 June 2005, the Company has not received any other notification from Marathon of any change to such holding.

Other than as disclosed, the Directors and chief executive of the Company are not aware of any person at 30 June 2005 who had an interest or short position in the shares or underlying shares of equity derivatives of the Company which would be required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was interested, directly or indirectly, in five per cent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meetings of the Company.

Neither the Company, nor any of its subsidiary companies, has made any purchase, sale or redemption of any of the Company's listed securities during the period.

FINANCIAL DIARY

Preliminary announcement of 2005 interim results	31 August 2005
Last day to register for interim dividend	26 September 2005
Interim report posted to shareholders	30 September 2005
Payment of interim dividend	24 October 2005
Financial year-end	31 December 2005
Preliminary announcement of 2005 results	29 March 2006*

* *Subject to confirmation*

HEAD OFFICE

24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone: (852) 2842 4388
Fax: (852) 2845 9243
E-mail: info@firstpac.com.hk

REGISTERED OFFICE

Canon's Court
22 Victoria Street
Hamilton HM12, Bermuda
Telephone: (1 441) 295 1443
Fax: (1 441) 295 9216
Website: www.applebyservices.com

SHARE INFORMATION

First Pacific shares are listed on The Stock Exchange of Hong Kong Limited and are traded over the counter in the United States in the form of American Depositary Receipts
Listing date: 12 September 1988
Par value: U.S.1 cent per share
Lot size: 2,000 shares
Number of ordinary shares issued: 3,185,993,003

STOCK CODES

The Stock Exchange of Hong Kong Limited : 00142
Bloomberg: 142 HK
Reuters: 0142.HK

AMERICAN DEPOSITARY RECEIPTS (ADRs) INFORMATION

Level: 1
ADRs Code: FPAFY
CUSIP reference number: 335889200
ADRs to ordinary shares ratio: 1:5
ADRs depositary bank: The Bank of New York

TO CONSOLIDATE SHAREHOLDINGS

Write to our principal share registrar and transfer office in Bermuda at:
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08, Bermuda

Or the Hong Kong branch registrar at:
Computershare Hong Kong Investor Services Limited
Registrar Office
46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong SAR
Telephone: (852) 2862 8628
Fax: (852) 2865 0990/(852) 2529 6087
Email: hkinfo@computershare.com.hk
Transfer Office
Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong SAR

A CHINESE VERSION OF THIS REPORT OR ADDITIONAL INFORMATION

Available at:
www.firstpacco.com
Or contact:
Sara Cheung
Assistant Vice President
Group Corporate Communications
First Pacific Company Limited
24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone: (852) 2842 4374
Fax: (852) 2845 9243
E-mail: info@firstpac.com.hk

WEBSITE

www.firstpacco.com

AUDITORS

Ernst & Young
18th Floor, Two International Finance Centre
8 Finance Street
Central, Hong Kong SAR

SOLICITORS

Richards Butler
20th Floor, Alexandra House
Central, Hong Kong SAR

PRINCIPAL BANKERS

UBS AG
CALYON
Standard Chartered Bank
Standard Bank Asia Limited

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

PLDT is the leading telecommunications service provider in the Philippines. It is based in Manila, and has common shares listed on the Philippine Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange and on the Archipelago Exchange. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

Sector: Telecommunications
Place of incorporation/business area: The Philippines
Issued number of shares: 171.4 million
Economic interest/voting interest: 24.6 per cent/31.6 per cent

Further information on PLDT can be found at www.pldt.com.ph

PT INDOFOOD SUKSES MAKMUR TBK

Indofood is the premier processed-foods company in Indonesia, which offers total food solutions to its customers. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four major business units, Indofood offers a wide range of food products: Flour (Bogasari), Consumer Branded Products (Noodles, Food Seasonings, Snack Foods, Nutrition and Special Foods, and Packaging), Edible Oils and Fats (Cooking Oils and Fats, and Plantations) and Distribution. Indofood is considered as the world's largest instant noodles manufacturer by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country.

Sector: Consumer Food Products
Place of incorporation/business area: Indonesia
Issued number of shares: 9.4 billion
Economic interest/voting interest: 51.5 per cent

Further information on Indofood can be found at www.indofood.co.id

METRO PACIFIC CORPORATION

Metro Pacific is a Manila, Philippines-based holding company listed on the Philippine Stock Exchange. Metro Pacific's businesses include property concerns Landco Pacific Corporation and Pacific Plaza Towers, and domestic Philippine shipping firm Negros Navigation Co., Inc.

Sector: Property and Transportation
Place of incorporation/business area: The Philippines
Issued number of shares: 18.6 billion
Economic interest/voting interest: 75.5 per cent

Further information on Metro Pacific can be found at www.metropacific.com

LEVEL UP! INTERNATIONAL HOLDINGS PTE LTD

Level Up is the pioneer and leading online game publisher in the Philippines, Brazil and India. Online games are a rapidly growing segment of the global video game industry, and Level Up focuses on massively multiplayer online games (MMOG) in emerging markets.

Sector: Online games
Place of incorporation/business area: Singapore/The Philippines, Brazil and India
Issued number of shares: 413,869
Economic interest/voting interest: 25.0 per cent

Further information on Level Up can be found at www.levelupgames.com

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong SAR
Telephone: (852) 2842 4388
Fax: (852) 2845 9243
Email: info@firstpac.com.hk
Website: www.firstpacco.com

A Chinese version of this interim report is available at www.firstpacco.com or from the Company on request.
本中期報告之中文版可瀏覽 www.firstpacco.com 或向本公司索取。

Designed and printed by Elegance Finance Printing Services Limited, Hong Kong